As filed with the Securities and Exchange Commission on October 22, 1999

                                                      Registration No. 333-82899

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form SB-2

                             REGISTRATION STATEMENT

                                      under

                           THE SECURITIES ACT OF 1933


                             BIG SMITH BRANDS, INC.

             (Exact name of Registrant as specified in its charter)



        DELAWARE                           5136                    13-3005371
(State or other jurisdiction         (Primary Standard        (I.R.S. Employer
   of  incorporation or          Industrial Classification     Identification
      organization)                    Code Number)                Number)


                             1700 S. Powerline Road
                                     Suite G
                            Deerfield, Florida 33442
                                 (954) 725-3770

               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)

                          S. Peter Lebowitz, President
                             Big Smith Brands, Inc.
                             1700 S. Powerline Road
                                     Suite G
                            Deerfield, Florida 33442
                                 (954) 725-3770

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             Michael S. Nelson, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the Registrant elects to deliver its latest annual report to security holders, or a complete and legitimate facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. [ ]

                                          CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                PROPOSED          PROPOSED
                                                                MAXIMUM            MAXIMUM
TITLE OF EACH CLASS OF                                          OFFERING          AGGREGATE          AMOUNT OF
SECURITIES TO BE                          AMOUNT TO BE         PRICE PER          OFFERING          REGISTRATION
REGISTERED                                 REGISTERED            SHARE              PRICE               FEE

--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per          1,210,000(1)         $.6875 (2)         $831,875              $373
share
--------------------------------------------------------------------------------------------------------------------
Warrants                                   2,420,000            $.25 (3)          $605,000              (4)

--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per           2,420,000             $1.50           $3,932,500            $1,865
share, issuable upon exercise of the                            $1.75(5)
Warrants
--------------------------------------------------------------------------------------------------------------------
Total Fee.......................................................................................       $2,238
====================================================================================================================

         (1) This number represents the actual number of shares of Common Stock to be registered. Elsewhere in the Prospectus the numbers have been restated to give effect to a one-for-two reverse stock split the Company effected as of October 18, 1999 pursuant to the terms of the offering.

         (2) The last sale price reported on July 12, 1999, used solely for purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

         (3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

         (4) No separate registration fee required pursuant to Rule 457(i) promulgated under the Securities Act of 1933, as amended.

         (5) In each unit sold, one warrant is exercisable for $1.50 per share and one warrant is exercisable for $1.75 per share.

         This Registration Statement shall become effective at 5:00 p.m., New York City time on October 25, 1999 in accordance with Section 8(a) of the Securities Act of 1933, as amended.

                             Dated October 22, 1999

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 Prospectus
                             BIG SMITH BRANDS, INC.

                                 605,000 Shares
                               2,420,000 Warrants
                    2,420,000 Shares Underlying the Warrants
                                     -------

The  company:     We are a publicly traded Delaware corporation engaged
                  in the sale of quality sportswear and childrenswear.

The prospectus:

                  o Covers the resale of certain shares of our common stock.
                  o Covers the resale of certain warrants, each to purchase one share of our common stock.
                  o        Covers the exercise of certain warrants.
                  o May be used by the selling security holders or by any broker-dealer who may participate in sales of the common stock or warrants covered here.

The securities covered include:

                  o 550,000 shares of our common stock issued to the selling security holders in a private placement in February 1999.
                  o 2,420,000 warrants each to purchase one share of our common stock issued to the selling security holders in the private placement.
                  o 2,420,000 shares of common stock underlying the warrants.
                  o 55,000 shares of our common stock and 220,000 warrants (and 220,000 shares of common stock issuable upon exercise of the warrants) issuable to D.L. Cromwell Investments, Inc. upon exercise of placement agent's warrants issued to Cromwell.

The securities to be resold:

                  o Represent approximately 49.58% of our currently outstanding common stock (assuming the exercise of all warrants covered here).
                  o Are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.
                  o Will be sold at prevailing market prices or at prices negotiated by the selling security holder and buyer. Our securities are traded on the over-the-counter bulletin board under the trading symbol "BSBI." The last reported sale price of our common stock on October 14, 1999 on the over-the-counter bulletin board was $.125 per share (pre-split).

The resale of the securities:
                  o Involves no underwriting discounts, commissions or expenses.
                  o We will pay any expenses of registering the securities which we estimate at $165,338.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby involve a high degree of risk and should be purchased only by persons who can afford to sustain a total loss of their investment. See "Risk Factors" on pages 7 through 13.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary.............................................................5
Risk Factors...................................................................7
   1.  We have sold our  workwear  business and are  dependent  on recently initiated product lines.................................................7
   2.  Our  financial  condition is critical and we may need additional financing to continue as a going concern................................7
   3.  We are  dependent  on a few  major  customers  with  whom we have no long term agreements.................................................8
   4.  We have large  outstanding  accounts  receivable  with  customers with whom we no longer do a substantial amount of business..............9
   5.  We have had significant  recent  operating  losses and have accumulated a large deficit.............................................9
   6.  We are  involved in several  disputes  with a former  licensor and with foreign distributors...........................................9
   7.  We may fail to achieve sales sufficient to make us a profitable business. ..............................................................9
   8.  We operate in a highly competitive industry that is sensitive to fashion trends.........................................................10
   9.  Our business may be subject to seasonal variations. ...................10
   10. We are dependent on contract manufacturers.............................10
   11. We are dependent on key personnel......................................10
   12. We have not paid any dividends recently nor do we anticipate doing so..10
   13. We must comply with financial covenants related to our credit facility.11
   14. There are  significant  consequences  associated  with our stock trading on the NASD over-the-counter bulletin board rather than a national exchange. .........................11
   15. We have no assurance of future Nasdaq SmallCap Market Listing..........11
   16. We are subject to the application of the Penny Stock Rules.............12
   17. We have outstanding restricted shares that will be available for future sales..................12
   18. Outstanding options may have an effect on the price of our securities. 13
   19. There are limits on how we can use our income tax loss carryforwards...13
Selling Securityholders.......................................................13
Plan of Distribution..........................................................15
Price Range of Common Stock...................................................15
Dividend Policy...............................................................17
Capitalization................................................................17
Management's Discussion and Analysis of Results
  of Operations and Financial Condition.......................................18
Business......................................................................30
Management....................................................................38
Certain Relationships and Related Transactions................................42
Principal Stockholders........................................................42
Description of Securities.....................................................44
Shares Eligible for Future Sale...............................................45
Legal Matters.................................................................46
Experts.......................................................................46
Change in Independent Auditors................................................46
Where You Can Find More Information...........................................46
Index to Financial Statements................................................F-1

         Except for the financial statements and unless otherwise stated, all information contained in this prospectus has been restated to give effect to a one-for-two reverse stock split which was effected as of October 18, 1999. Because we issued whole shares to any stockholder to whom a fractional share was due, the number of shares issued pursuant to the one-for-two reverse stock split is greater than the total number of shares prior to the reverse stock split divided by two. The warrants issued in the offering and the shares underlying them were not affected by the reverse stock split.

                               PROSPECTUS SUMMARY

         Because this is a summary, it does not contain all the information that may be important to you. You should read the financial statements with their accompanying notes including the unaudited financial statements included in our quarterly report for the three months ended June 30, 1999 on Form 10-QSB which is incorporated herein by reference and the other, more detailed, sections of this prospectus for more complete information.

                                   The Company

         Big Smith Brands, Inc. is a publicly traded Delaware corporation incorporated on December 12, 1979. We are an apparel company that, until recently, was primarily engaged in the manufacture and sale of work apparel. In 1997, we organized a division to focus on fashion-oriented top and bottom apparel ("sportswear"), especially for the young adult market.

         On April 22, 1999, we sold to Walls Industries, Inc., Cleburne, Texas all of our assets related to the workwear business, other than real estate and trademarks, and licensed to Walls the Big Smith trademark and certain related trademarks for use in the manufacture, sale and licensing of workwear products. The consummation of the sale and license to Walls has changed our business substantially, primarily in that we no longer manufacture, hold inventory or market workwear products. The sale and license to Walls has freed us from our low-margin workwear focus and the related overhead and interest costs enabling us to focus on the growth of our higher-margin sportswear business. Walls will also pay us a total of $4,600,000 in consideration of our entering a ten-year non-compete agreement.

                           Current Financial Situation

         In July 1997, we introduced a line of sportswear products under our own brand. During the first fiscal quarter of 1999 our sportswear produced revenues of approximately $190,000 as compared to revenues of approximately $222,500 in the first fiscal quarter of 1998. The decrease in sales of our sportswear products resulted primarily from the sale of last season's inventory at a reduced rate and the reduction of our sales force. We plan to maximize revenues from our sportswear business by capitalizing on the experience we gained from marketing high-end workwear under licensed brands.

         Historically, we reported sales of our childrenswear (ranging from infants through student sizes) as part of our Big Smith branded workwear. We retained our childrenswear product lines when we sold our workwear business to Walls. Net sales for our childrenswear products for the three months ended March 31, 1999 were approximately $33,000 as compared to net sales of $26,000 for the three months ended March 31, 1998. We intend to add additional products to the childrenswear line for the fall and spring.

         Our revenues, including sales of workwear products, for the year ended December 31, 1998 increased by 5.1% as compared to the year ended December 31, 1997. This increase in revenues followed a precipitous 45.6% decline in revenues for 1997 compared to 1996 resulting from our decision in 1996, as a result of a licensing dispute with our principal licensor, to liquidate through below-market sales our substantial inventory of license-branded workwear and to cease the manufacture and sale of such workwear. See "Business--Legal Proceedings." In connection with the dispute and related downsizing, we recorded restructuring charges of $1.71 million in 1996, $1.01 million in 1997, $0 in 1998 and $0 for the three months ended March 31, 1999.

As a result of on-going litigation, however, we estimate that we will have restructuring charges of approximately $200,000 for the year ended December 31, 1999. As a result of these factors, we experienced a net loss of $3.94 million for 1996, $4.63 million for 1997 and $1.38 million for 1998.

                                 Looking Forward

         Our ability to take advantage of growth opportunities in the sportswear and childrenswear markets has been hampered by our existing capital structure and the related going-concern qualification to our financial statements. This situation has restricted our ability to finance growth in inventory and thereby our ability to meet an increased volume of orders. The net proceeds of the original private sale of the securities offered by this prospectus and the proceeds of the sale and license to Walls have improved our capital structure. Additionally, the sale and license to Walls removed the overhead and interest costs associated with the low-margin workwear business allowing us to concentrate on the higher-margin sportswear and childrenswear business. We believe that the proceeds from the sale and license to Walls, the proceeds for the sale of common stock and the achievement of profitable operations will result in the removal of the going-concern qualification in future years which will increase the availability under our bank and trade credit lines. As a result, we believe we are poised to take advantage of various growth opportunities for our retained products, including additional penetration of existing markets, expansion into new domestic and foreign markets and extension of our product lines.

         Our principal executive offices are located at 1700 S. Powerline Road, Suite G, Deerfield, Florida 33442 and our telephone number is (954) 725-3770.

                                  RISK FACTORS

                  Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. You should consider carefully the following factors, together with all other information included in the prospectus, any prospectus supplement and the documents we have incorporated by reference before deciding to buy any of the securities offered by this prospectus.

         Furthermore, we may use certain forward-looking statements in the prospectus and other documents we have incorporated by reference. Such statements

         o use forward-looking words such as "believes," "expects," "may," "will," "projects," "anticipates," "intends," "plans," "seeks" and "estimates," variations on such words and similar expressions,

         o discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other "forward-looking" information,

         o are based on current expectations, estimates and projections about our business and the industry in which we operate and our beliefs and assumptions about our future,

         o        are not guarantees of future performance,

         o involve certain risks, uncertainties and assumptions which are difficult to predict, and

         o express results that may differ materially from what our actual results may be for many reasons, including those discussed below and elsewhere in the prospectus.

Risks of our Business

1. We have sold our workwear business and are dependent on recently initiated product lines.

         The workwear product line we sold to Walls produced 88.26% of our sales in the fiscal year that ended December 31, 1998. The costs of manufacturing and maintaining inventory of those workwear products, however, were among our greatest expenses and resulted in continued net losses. Because of the high costs, we decided to sell the workwear product line and concentrate on the product lines that are outsourced and therefore expected to produce higher margins.

         We have been producing and selling childrenswear since our workwear was first produced and sold. The childrenswear line was expanded and marketed as a separate line of products from workwear in 1972. We introduced our sportswear products in the last two years. Because we will no longer produce any of the products we sell and because many of the products on which we now depend are new to us, we have little experience on which to base projections of how profitable they will be. We believe, now that our resources are freed from supporting the sourcing and manufacture of workwear, that we can expand our distribution of the sportswear and childrenswear lines and that these lines will produce income for us. We cannot give you any assurance that this will happen. If we fail to substantially increase our sales of these retained product lines, our failure could have a material adverse effect on our financial position which, in turn, could significantly affect your investment.

2. Our financial condition is critical and we may need additional financing to continue as a going concern.

         Our viability as a going concern is dependent upon our ability to raise sufficient working capital and to meet any liquidity needs that may exceed the availability under our credit facility. Based upon our current plans and assumptions relating to our operations, we anticipate that the net proceeds of the original private sale of the securities offered by this prospectus, the proceeds of the sale and license to Walls and the cash flow from operations will be sufficient to satisfy our working capital requirements for approximately twelve months from the closing of the sale and license to Walls on April 22, 1999. If our plans change or our assumptions prove to be inaccurate, we may be required to seek additional funds or to curtail our operations.

         At March 31, 1999, on a pro forma basis giving effect to the proceeds of the sale and license to Walls we had cash and cash equivalents of approximately $5.0 million and a working capital deficit of $1.53 million. During the three months ended March 31, 1999 and March 31, 1998 we allocated approximately $1.02 million and $774,000 of net cash to fund our operating activities. We experienced a loss of approximately $600,000 during the three months ended March 31, 1999 and incurred a net loss of approximately $1.38 million for the year ended December 31, 1998. We have greatly reduced our general and administrative expenses over the past twenty-three months. General and administrative expenses for the three months ended March 31, 1999, and the years ended December 31, 1998 and 1997 were $349,000, $1.63 million and $1.90 million. On a pro forma basis, giving effect to the sale and license to Walls, general and administrative expenses for the same time periods would have been $108,000, $1.34 million and $1.66 million.

         Our future capital requirements will depend on many factors, including:

         o        the cost of marketing activities,

         o        our ability to market our products successfully,

         o the availability of additional bank financing and/or factoring facilities,

         o        the length of time required to collect accounts receivable,

         o        competing market developments, and

         o the pace and outcome of our various litigations. See "Business--Legal Proceedings."

         If we were to raise additional funds through the issuance of equity or convertible debt securities, you could experience substantial additional dilution of the value of your stock. Such new securities could also have rights, preferences and privileges senior to yours. We cannot give you any assurance that any additional financing, if required, will be available to us, or if available, will be on terms favorable to us. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

3. We are dependent on a few major customers with whom we have no long term agreements.

         Eighty percent of our sales of sportswear in the year ended 1998 were to three customers. Sales to Gadzooks, J.C. Penney and Jean Country of sportswear products represented approximately 39%, 22% and 20% for 1998. Although we have long-established relationships with some of these customers, such relationships are based primarily on our past sales of the discontinued workwear lines. The majority of our sales of childrenswear are to three customers. Sales to Busy Bee Stores, Midstates Distributors, Inc. and Wheatbelt, Inc. of childrenswear products represented approximately 19%, 12% and 20% of our net sales of childrenswear for the year ended December 31, 1998. We do not have long-term agreements with any of our customers.

         As a result of our dependence on a limited number of chain stores, such stores may have the ability to influence certain of our business decisions. The loss of any one or all of such customers, any significant decrease in sales to any one or all of them for any reason or any significant difficulty experienced by any of our major customers in meeting their financial obligations could have a material adverse effect on our financial position which, in turn, could significantly affect your investment.

4. We have large outstanding accounts receivable with customers with whom we no longer do a substantial amount of business.

         Prior to the consummation of the sale and license to Walls, our sales to our largest customer, Wal-Mart, represented 56.4%, 55.4% and 45.6% of our operating revenues in the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997. Accounts receivable from Wal-Mart accounted for 43.2%, 56.4% and 51.1% of our total accounts receivable at March 31, 1999, December 31, 1998 and December 31, 1997, After the consummation of the sale and license to Walls, our continuing business with Wal-Mart has been drastically curtailed. Any failure by Wal-Mart to pay its accounts receivable to us could have a material adverse effect on our financial position which, in turn, could significantly affect your investment.

5. We have had significant recent operating losses and have accumulated a large deficit.

         We have incurred significant net losses, including net losses of $1.38 million and $4.6 million for the years ended December 31, 1998 and 1997. We realized net income from operations for two of the last three quarters but at March 31, 1999, we had an accumulated deficit of $732,000. Based on our current operating plan, we expect to begin consistently to realize income from operations by the end of 1999. We cannot give you any assurance, however, that we will begin consistently to realize income from operations. See "Financial Statements" and the Notes thereto.

6. We are involved in several disputes with a former licensor and with foreign distributors.

         From 1993 through 1996, a significant portion of our business consisted of the manufacture and sale of workwear under a license with Caterpillar, Inc. In June 1996, Caterpillar sent us a notice purporting to terminate the license, based upon alleged violations of the license agreement. Caterpillar has since sued for unspecified damages in respect of such alleged violations. We have asserted counterclaims against Caterpillar and certain licensees of Caterpillar alleging that the termination and certain related steps taken by Caterpillar were improper. We are seeking to recover $20 million of damages. There are currently motions before the court. See "Business--Legal Proceedings--Caterpillar Litigation."

         We cannot give you any assurance that the outcome of the litigation with Caterpillar will be favorable to us. If the outcome of the litigation is not favorable to us, such outcome could have a material adverse effect on our financial position which, in turn, could significantly affect your investment.

         Following our announcement in 1996 that we would cease to manufacture and sell Caterpillar branded products, certain of our foreign distributors refused to pay royalties that we believe are due in respect of sales by such distributors of Caterpillar branded products prior to and following such cessation. We have instituted collection actions against such distributors. Most of these litigations have been resolved. See "Business--Legal Proceedings--Other Litigation." We can give you no assurance that the outcomes of the remaining litigations will be favorable to us.

7. We may fail to achieve sales sufficient to make us a profitable business.

         Following the consummation of the sale and license to Walls, we expect the following factors to result in increased sales:

         o our new concentrated focus on our sportswear and childrenswear lines, and

         o        increased marketing and distribution.

         Total net sales for the three months ended March 31, 1999 were $2.13 million as compared with net sales of $2.26 million for the three months ended March 31, 1998. Net sales of our retained product lines for the three months ended March 31, 1999 were $236,000 as compared with net sales of the retained product lines of $279,000 for the three months ended March 31, 1998. We can give you no assurance that we will successfully restore our sales to previous levels or achieve profitability. If we fail to do so, our failure could have a material adverse effect on our financial position which, in turn, could significantly affect your investment. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

8. We operate in a highly competitive industry that is sensitive to fashion trends.

         The apparel industry is highly competitive and characterized generally by ease of entry. Most of our competitors are substantially larger and have greater financial, marketing and other resources. See "Business--Competition." In addition, the sportswear market is subject to rapidly changing consumer preferences. Some of our designs may not be marketable from one season to the next. From time to time, we may have to sell such post-season inventory at reduced prices like we did in the first quarter of 1999. Any failure on our part successfully to compete in the industry or to mitigate losses on post-season inventory could have a material adverse effect on our financial position which, in turn, could significantly affect your investment.

9.       Our business may be subject to seasonal variations.

         Our sales of workwear were generally higher in the last six months of the year as compared to the first six months of the year in terms of revenues generated and, to a lesser extent, total garments sold. This seasonality had a significant impact on our cash flow because our inventory levels tended to increase during the summer months in preparation for anticipated higher sales in September, October and November.

         We believe that our continuing business will be less subject to seasonal variation than it historically has been. Our sportswear and childrenswear products sell at a generally constant rate with some acceleration of sales in the spring and fall. We can give you no assurance, however, that our continuing business will not experience significant seasonal variation. Significant seasonal variation in our sales could have a material adverse effect on our financial position which, in turn, could significantly affect your investment.

10.      We are dependent on contract manufacturers.

         We source substantially all of our sportswear and childrenswear products by contracting with offshore sewing and knitting contract manufacturers. Our use of offshore contractors and resulting lack of direct control could subject us to difficulty in obtaining timely delivery of products or delivery of products of acceptable quality. We do not have any long-term supply agreements with any of our contractors. The loss of any one or more of these contractors or any other difficulty in obtaining timely delivery of acceptable merchandise could have a material adverse effect on our financial position which, in turn, could significantly affect your investment. See "Business-- Manufacturing and Sourcing."

11.      We are dependent on key personnel.

         We depend on the services of S. Peter Lebowitz, our founder, Chief Executive Officer, President and Chairman of the Board. We have an employment agreement with Mr. Lebowitz which expires December 31, 2003. See "Management--Executive Compensation." We believe that the loss of the services of Mr. Lebowitz could have a material adverse effect on our financial position which, in turn, could significantly affect your investment. We maintain keyman life insurance on Mr. Lebowitz in the amount of $1,500,000, the proceeds of which insurance is pledged to our principal working capital lender.

12.      We have not paid any dividends recently nor do we anticipate doing so.

         We expect that we will retain all available earnings generated by our operations for the development and growth of our business. Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition and business prospects and such other factors as our Board of Directors may deem relevant. In addition, the payment of cash dividends on our common stock is restricted under the provisions of our credit facility, which requires the prior written consent of our lender for any payment of dividends.

13.      We must comply with financial covenants related to our credit facility.

         We are subject to certain financial covenants under our credit facility. If we fail to comply with the covenants in our credit facility and also fail to renegotiate the covenants or to receive a waiver of such non-compliance, our failure would constitute an event of default at the lender's option. If we failed to meet any financial covenant and our lender opted to declare an event of default, our financial position could be materially adversely affected which, in turn, could significantly affect your investment. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

14. There are significant consequences associated with our stock trading on the NASD over-the-counter bulletin board rather than a national exchange.

The effects of not being able to list our securities on a national exchange include:

         o        limited release of the market prices of our securities,

         o        limited news coverage of the company,

         o        limited interest by investors in our securities,

         o increased difficulty in selling our securities in certain states due to "blue sky" restrictions, and

         o limited ability to issue additional securities or to secure additional financing.

15.      We have no assurance of future Nasdaq SmallCap Market Listing.

         In the future, we intend to apply for listing of our common stock on the Nasdaq SmallCap Market. The Nasdaq SmallCap Market quantitative criteria for initial inclusion include, without limitation:

         o a public float of one million shares with a market value of at least $5 million,

         o        a minimum bid price of $4.00,

         o        three market makers,

         o        at least 300 stockholders holding 100 shares or more, and

         o        either:

                  o         net tangible assets of $4 million,

                  o         market capitalization of $50 million or

                  o         net income of $750,000.

We do not currently meet the majority of these requirements. We can give you no assurance that we will achieve the quantitative criteria required by the Nasdaq SmallCap Market or that, even if we do, our listing application would be approved by Nasdaq.

16.      We are subject to the application of the Penny Stock Rules

         Because our common stock is not trading in the Nasdaq SmallCap Market or some other similar national trading market, and the trading price of the common stock is less than $5 per share, we are subject to the Penny Stock Rules under the Securities Enforcement and Penny Stock Reform Act of 1990. In addition to the risk of volatility of stock prices, low price stocks are subject to the risks of additional federal and state regulatory requirements and the potential loss of effective trading markets. In particular, broker-dealers trading in our common stock are subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended. Rule 15g-9, among other things, requires that broker-dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving any purchaser's written consent prior to any transaction.

         Broker-dealers handling trades in our securities are required to make additional disclosure in connection with those trades, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of our securities and your ability to sell your securities in the secondary market.

17. We have outstanding restricted shares that will be available for future sales.

         We have 4,306,773 shares of common stock issued and outstanding. Of these shares, all of the 550,000 shares of common stock sold in the original private sale of the securities offered by this prospectus, the 850,000 shares of common stock we sold in our initial public offering in February 1995, the 127,500 shares of common stock issued to the underwriter of our initial public offering upon exercise of the underwriter's options, 148,000 shares of common stock that have been transferred pursuant to the volume restrictions of Rule 144 of the Securities Act of 1933, as amended, by S. Peter Lebowitz and the trusts benefitting members of his family and 1,584,921 shares of common stock which were issued upon the conversion of certain debt securities are generally freely transferable by persons other than our affiliates, without restriction or further registration under the Securities Act. Another 839,500 shares of common stock are held by Mr. Lebowitz and the trusts and may be transferred in accordance with the volume restrictions of Rule 144 of the Securities Act. The remaining 206,852 shares of common stock outstanding are "restricted securities" as defined in Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption is available, including an exemption afforded by Rule 144. We sold these restricted shares in reliance on exemptions from the registration requirements of the Securities Act. The sale of a substantial number of shares of common stock or the availability of common stock for sale could adversely affect the market price of our common stock prevailing from time to time. S. Peter Lebowitz and the trusts established for the benefit of Mr. Lebowitz's children have entered into an agreement which prohibits them from selling stock in the company for up to eighteen months following the offering. See "Principal Stockholders" and "Shares Eligible for Future Sale".

         The holders of 928,000 shares of our common stock, including the 839,500 shares held by Mr. Lebowitz and the trusts, have agreed not to transfer or otherwise dispose of any of our securities for a period of eighteen months following the close of the private placement in which the securities covered by this prospectus were sold, without the prior written consent of the placement agent for the offering.

18.      Outstanding options may have an effect on the price of our securities.

         We have granted 670,500 options, each to purchase one share of our common stock, to key employees, officers, directors and consultants under our 1994 Stock Incentive Plan. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options were exercised and the stock issued were immediately sold into the public market.

19.      There are limits on how we can use our income tax loss carryforwards.

         Certain events may constitute an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The conversion on March 19, 1998 by the holders of our subordinated debentures and/or the private placement of the shares offered for resale by this prospectus may have resulted in such an "ownership change". If we have had an ownership change, our right to use any income tax loss carryforwards we may have had as of the date of the ownership change will be limited.

                             SELLING SECURITYHOLDERS

         The Selling Securityholders consist of the Investors and Cromwell, each as defined below. The registration statement of which this prospectus is a part is being filed, and the shares and warrants offered hereby are included herein, pursuant to various registration rights granted by the Company to the Selling Securityholders (collectively, the "Registration Rights Agreements"). We are unable to determine the exact amount of securities that will actually be sold pursuant to this prospectus due to (i) the ability of the Selling Securityholders to determine individually when and whether they will sell any securities under this prospectus and (ii) the uncertainty as to how many of the warrants will be exercised.

The Investors

         The Selling Securityholders identified in the table below as "Investors" acquired in a private placement transaction (the "Private Placement") pursuant to Subscription Agreements dated as of February 1, 1999 (collectively, the "Subscription Agreements") an aggregate of 1,100,000 units (the "Units"), each consisting of 1 share (issued prior to the reverse stock split, each, a "Share" and collectively, the "Shares") of our common stock, par value $ .01 per share (the "Common Stock"), and two warrants (the "Warrants"). Each Warrant is exercisable for the purchase of one share of Common Stock for a period of three years ending January 31, 2002. The number of Warrants and the number of shares of Common Stock underlying the Warrants will not be affected by the reverse stock split. In each Unit, one Warrant is exercisable for $1.50 per share and one Warrant is exercisable for $1.75 per share.

Cromwell

         In connection with its services as placement agent for the Private Placement, D.L. Cromwell Investments, Inc. ("Cromwell") received warrants (the "Placement Agent's Warrants") to purchase up to 110,000 Units at an exercise price of $1.20 per Unit, and received a placement agent's fee of $121,000.

         The following table and accompanying footnotes identify each Selling Securityholder based upon information provided to the Company, set forth as of July 12, 1999, with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Securityholder and the shares of Common Stock beneficially owned by the Selling Securityholder which are not covered by this prospectus. Other than Cromwell, no Selling Securityholder has had any position, office or other material relationship with the Company within the past three years, other than Cromwell which acted as placement agent. The percentage figures reflected in the table assume the exercise of all Warrants into 2,475,000 shares of Common Stock.


                                                                         Common Stock
                                                                       Beneficially Owned                         After
                                                    Number of Shares       Prior to               Number of      Offering
                                                    of Common Stock       Offering(1)              Shares         (1)(2)
                                  Number of Shares     Underlying           Number                 to be          Number
Name of Investor                  of Common Stock      Warrants             Percent                Offered        Percent
----------------                  ---------------      --------             -------                -------        -------
Investors:

Leonard and Bernice Davidson
Family Trust Dated July 1, 1992       12,500            50,000               62,500                 62,500           0

Richard Knoll/Susan Knoll Smith,
Knoll Smith Partnership               37,500           150,000              187,500                187,500           0

Jeffrey C. Ames                       12,500            50,000               62,500                 62,500           0

Matthew Fino                          55,000           220,000              275,000                275,000           0

Harvey Goldman                         7,500            30,000               37,500                 37,500           0

Tolland Limited                       50,000           200,000              250,000                250,000           0

Tony Morello                         100,000           400,000              500,000                500,000           0

Rothchild Capital Holdings           100,000           400,000              500,000                500,000           0

Fierce Company, Inc.                  50,000           200,000              250,000                250,000           0

Phil Lyons, Trustee, Lyons
Community Property Trust
 Dated June 19, 1975                  75,000           300,000              375,000                375,000           0

Bernard Greenblatt                    50,000           200,000              250,000                250,000           0

Cromwell:

D.L. Cromwell Investments, Inc.       ______           275,000              275,000                275,000           0

Total                                550,000         2,475,000            3,025,000              3,025,000           0
                                   =========         =========            =========              =========   =========



(1) Under the Securities Exchange Act of 1934, as amended, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within sixty days after the date of this prospectus. After the one-for-two reverse stock split but before selling any of the securities offered by this Prospectus, some of the Selling Securityholders may beneficially own more than 5% of the Company's Common Stock (including the shares of Common Stock underlying the warrants held by such persons). Based on information supplied by such persons, the Company believes that the persons named in this table have sole voting power with respect to all shares of Common Stock which they beneficially own.

(2)      Assumes the sale of all shares of Common Stock offered hereby.

                              PLAN OF DISTRIBUTION

         The registration statement of which this prospectus (the "Prospectus") forms a part has been filed pursuant to the Registration Rights Agreements. To the Company's knowledge, as of the date hereof, no Selling Securityholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered hereby, nor does the Company know the identity of the brokers of market makers which will participate in the offering.

         The Shares and Warrants covered hereby may be offered and sold from time to time by the Selling Securityholders. The Selling Securityholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Each such sale may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares and Warrants may be sold by one or more of the following methods:

         (a) a block trade in which the broker-dealer engaged by the Selling Securityholder will attempt to sell the Shares and Warrants as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         (b) purchases by the broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; and

         (c) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

         To the Company's knowledge, the Selling Securityholders have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of Shares and Warrants through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Securityholders in amounts to be negotiated.

         In offering the Shares and Warrants, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act") in connection with such sales, and any profits realized by the Selling Securityholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

         Rule 10b-6 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         This offering will terminate as to each Selling Securityholder on the earlier of (a) the date on which such Selling Securityholder's Shares may be resold pursuant to Rule 144 under the Securities Act; or (b) the date on which all Shares offered hereby have been sold by the Selling Securityholders. There can be no assurance that any of the Selling Securityholders will sell any or all of the Shares and Warrants offered hereby.


                           PRICE RANGE OF COMMON STOCK

         The Company's securities were delisted by the Nasdaq SmallCap Market on December 4, 1997. The Pacific Exchange delisted the Company's securities effective April 1, 1999.

         The following table sets forth the high and low trading price ranges for the Common Stock and certain warrants issued by the Company in its initial public offering (the "IPO Warrants") as quoted on Nasdaq SmallCap Market until December 3, 1997 and thereafter on the over-the-counter bulletin board for the periods indicated. The quotes represent interdealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions. The trading volume of the Company's securities fluctuates and may be limited during certain periods. As a result, the liquidity of an investment in the Company's securities may be adversely affected.

                                                               Common Stock               IPO Warrants(1)
                                                               ------------               ---------------
Fiscal Year Ending December 31, 1999
    Quarter ended June 30, 1999........................    1 11/16          3/4              --            --
    Quarter ended March 31, 1999.......................    2 3/8         1 1/8               --            --
Fiscal Year Ending December 31, 1998
    Quarter ended March 31, 1998.......................    1 13/32         9/64              --            --
    Quarter ended June 30, 1998........................    2  3/64         7/8               --            --
    Quarter ended September 30, 1998...................    2  1/4        1 1/4               --            --
    Quarter ended December 31, 1998....................    3  1/2        1 1/4               --            --
Fiscal Year Ending December 31, 1997
    Quarter ended March 31, 1997.......................    4 13/64       2 5/8              17/32        1/8
    Quarter ended June 30, 1997........................    4               5/16             29/64        3/32
    Quarter ended September 30, 1997...................    1  1/32         3/16             3/16         1/32
    Quarter ended December 31, 1997....................    1  9/16         1/8              5/32         1/64
Fiscal Year Ending December 31, 1996
    Quarter ended March 31, 1996.......................    4 19/32       2 1/8            1 3/64         5/16
    Quarter ended June 30, 1996........................    3 1/8         2                9/16           1/8
    Quarter ended September 30, 1996...................    3 1/4         1 1/4            7/16           3/32
    Quarter ended December 31, 1996....................    3 1/8         2 1/8            9/32           1/8

-------------------------
         (1) Each of the IPO Warrants entitled the holder to purchase one share of Common Stock, par value $.01 per share at an exercise price of $4.60 per share, subject to certain adjustments. The IPO Warrants expired on February 8, 1998. The last trade was on November 19, 1997.

         At March 3, 1999, the Company's Common Stock was held by 37 holders of record and approximately 821 beneficial holders. When they expired on February 8, 1998, the IPO Warrants were held by 18 holders of record. At October 14, 1999, the high and low bid prices for the Company's Common Stock on the over-the-counter bulletin board were $.125 and $.125 (pre-split).

                                 DIVIDEND POLICY

         We do not anticipate paying any dividends in the immediate future. See "Risk Factor Number 12."

                                 CAPITALIZATION

         The following table sets forth our capitalization after giving effect to the anticipated one-for-two reverse stock split: (i) as of March 31, 1999, and (ii) as of March 31, 1999 on a pro forma basis to reflect the consummation of the sale and license to Walls (the "Walls Sale and License").


                                                                        MARCH        MARCH 31,
                                                                       31, 1999       1999(1)
                                                                                     PRO FORMA

                                                              (IN THOUSANDS EXCEPT SHARE DATA)
Short-term obligations, including current portion of long-term debt
and checks outstanding in excess of bank balance                        $7,263        $4,183


Long-term obligations, excluding current portion                         774            344
Stockholders' equity: Common Stock, par value $.01 per share:
  10,000,000 shares authorized, 4,306,773 shares issued and
  outstanding; 10,000,000 shares authorized, 4,306,773 shares
  issued and outstanding pro forma (2)                                    43            43


 Additional paid-in capital                                             10,146        10,146
 Accumulated deficit                                                   (10,907)      (10,077)
                                                                       --------      --------

  Total stockholders' equity (deficit)                                  (732)           98
                                                                      ---------      --------

   Total capitalization                                               $ (7,305)      $ 4,625
                                                                      =========      ========

                                                                     ------------------------

         (1)      Pro forma to give effect to the Walls Sale and License. See
                  Note 16 to the Notes to the Financial Statements.

         (2) Does not include (i) 670,500 shares issuable upon exercise of options granted under the Company's stock incentive plan or
                  (ii) 50,913 shares issuable upon exercise of warrants issued to certain investors. See "Shares Eligible for Future Sale."


                                      -17-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

PRO FORMA FINANCIAL INFORMATION

         On April 22, 1999, we completed the sale of our workwear product lines to Walls Industries, Inc., Cleburne, Texas. We have sold to Walls our entire inventory of workwear products and raw materials along with the machinery and equipment used in the manufacture of those workwear products (excluding only certain computer equipment). We leased Walls our facilities in Carthage, Missouri for one year and are allowing Walls to use certain of our retained computer equipment while they are involved in the transition of the business from us to them. Walls has assumed our leases for properties used in the manufacture and distribution of workwear products and has hired substantially all of our employees who were involved in our workwear business. We retained substantially all of the assets currently used in our sportswear business, and, although historically part of the workwear business, we also retained our childrenswear products and the right to market ladieswear in the same distribution channels in which we market our sportswear.

         In addition, we transferred all of our trademarks at closing to a subsidiary, Big Smith Holdings, Inc. ("Holdings"). Holdings has granted to Walls a royalty-free, perpetual license to use the Big Smith trademark and certain related tradenames in connection with the manufacture, sale and licensing of workwear products. Holdings granted to us a royalty-free, perpetual license to use the Big Smith trademark and certain related tradenames for sportswear and, subject to certain approval rights of Walls, for all other purposes. Any other licenses granted by Holdings will require the unanimous vote of its Board of Directors including one director designated by Walls.

         Because of this transfer of our workwear business at the beginning of the second fiscal quarter of 1999, the actual results of operations for the first fiscal quarter do not accurately reflect our current financial position or what may be expected for our future.

         The following pro forma financial information is based on our unaudited
Financial Statements and the related Notes thereto for the three months ended
March 31, 1999 and our audited Financial Statements and the related Notes thereto for the year ended December 31, 1998 appearing elsewhere in this Prospectus. This pro forma financial information is presented to assist you in analyzing the impact of the sale and license to Walls on our Balance Sheet and Statement of Operations. You should not assume, however, that the following pro forma information reflects what our financial condition or results of operations actually would have been if the sale and license to Walls had occurred on March
31, 1999 (Balance Sheet) or January 1, 1999 (Statement of Operations).


                                      -18-

                             BIG SMITH BRANDS, INC.
                             Pro Forma Balance Sheet
                                 March 31, 1999

                                     ASSETS

CURRENT ASSETS                                                                                               After
                                                                                                             -----
                                            March 31, 1999   Sale of Assets       Other       Non-Compete  Transaction      Note #
                                            --------------   --------------       -----       -----------  -----------      ------
Cash                                          $     33,647    $                 $  32,000    $  400,000    $   465,647     1,3a &3c
Temporary Investments                                7,991                                                       7,991

Accounts Receivable, less allowance
  for doubtful accounts of $56,717               1,302,918          (90,000)                                 1,212,918
Due from Seller - Miami Security Deposits                                           4,060                        4,060        3c
A/R Non-Compete                                                                                 400,000        400,000        1
A/R Rental Income                                                                  22,000                       22,000     3a & 3b
Inventories                                      3,648,718       (3,209,357)                                   439,361        2a
Prepaid Expenses                                    60,157                                                      60,157
                                              -------------  --------------    ----------     ---------   -------------
   Total current assets                          5,053,431       (3,299,357)       58,060        800,000     2,612,134
                                              -------------  --------------    ----------     ---------   -------------

PROPERTY AND EQUIPMENT, At Cost
Land                                                20,000                                                      20,000
Buildings                                          600,317          (11,000)                                   589,317        2b
Equipment                                        1,948,221       (1,415,559)                                   532,662        2b
Vehicles                                            46,471          (46,471)                                         0        2b
                                              -------------  --------------    ----------     ---------   -------------
                                                 2,615,009       (1,473,030)                                 1,141,979
Less accumulated depreciation                   (1,662,672)       1,239,611)                                  (423,061)       2b
                                              -------------  --------------    ----------     ---------   -------------
   Net property and equipment                      952,337         (233,419)                                   718,918
                                              -------------  --------------    ----------     ---------   -------------

OTHER ASSETS
Certificate of Deposit                             200,000                                                     200,000
Security Deposits                                   41,640                         (4,970)                      36,670      3c, 4
Non compete expenses                               112,554                                                     112,554
Deferred finance charges, less accumulated
   amortization of $195,650                        555,572                                                     555,572
Trademark, less accumulated amortization of        389,760                                                     389,760
                                              -------------  --------------    ----------     ---------   -------------
    $126,099
   Total other assets                            1,299,526                                                   1,294,556
                                              -------------  --------------    ----------     ---------   -------------
Total Assets                                   $ 7,305,294      $(3,532,776)    $  53,090    $  800,000     $4,625,608
                                               ===========      ============    =========    ==========     ==========

                                             LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Revolving line-of-credit                       $ 2,784,281      $(1,962,506)    $            $              $  821,775        2c
Current maturities of long term debt               284,176         (160,952)                                   123,224        2c
Checks outstanding in excess of bank balance        67,821                                                      67,821
Accrued restructuring/litigation                    81,053                                                      81,053
Deferred income                                                                    22,000                       22,000    1, 3a & 3b
Accrued royalties                                  664,588                                                     664,588
Account Payable                                  2,711,875         (710,528)       30,060                    2,031,407      2c,3a
Accrued Expenses                                   419,852          (48,759)                                   371,093
Due to stockholder (Note 12)                       250,000         (250,000)                                           0
                                              -------------  --------------    ----------     ---------   -------------
   Total current liabilities                     7,263,646       (3,132,745)       52,060                    4,182,961
                                              -------------  --------------    ----------     ---------   -------------

LONG-TERM DEBT                                     774,046         (429,732)           --           --         344,314
                                              -------------  --------------    ----------     ---------   -------------

STOCKHOLDERS' DEFICIT
Common stock, $.01 par value; authorized
   10,000,000 shares: issued and                    28,713                                                      28,713
   outstanding 2,871,682
Additional paid-in capital                      10,146,333                                                  10,146,333
Accumulated Deficit                            (10,907,444)          29,701         1,030       800,000    (10,076,713)
                                              -------------  --------------    ----------     ---------   -------------
   Total stockholders' deficit                    (732,398)          29,701         1,030       800,000         98,333
                                             --------------  --------------    ----------     ---------   ------------
      Total liabilities and stockholders'
        deficit                               $  7,305,294      $(3,532,776)     $ 53,090      $800,000    $ 4,625,608
                                              ============      ============     ========      ========    ===========

                             BIG SMITH BRANDS, INC.
                        PRO FORMA STATEMENT OF OPERATIONS
                        Three Months Ended March 31, 1999

                                                                            Sale of                             After
                                         March 31, 1999     Adjustments     Assets     Other   Non-Compete   Transaction     Note #
                                         --------------     -----------     ------     -----   -----------   -----------     ------
Net Sales                                   $2,132,332      $(1,909,290)  $        0  $      0  $       0     $  223,032
Cost of Goods Sold                           1,817,537       (1,524,318)                                        293,219
                                            -----------      ----------    ---------  -------- ------------  -----------
Gross Profit                                   314,785         (384,972)           0         0         0        (70,187)
                                          ------------      -----------    ---------  -------- ---------     ----------
Operating Expenses
Selling                                        315,859         (223,758)           0         0         0         92,101        4
General & Administrative                       348,932         (240,763)           0    30,970         0        139,139        3a
Bad debts                                            0                                                 0             0
                                            -----------      ----------    ---------  -------- ------------  -----------
Total operating expenses                       664,791         (464,521)           0    30,970         0       231,240
                                            -----------      ----------    ---------  -------- ------------  -----------
Gain/(Loss) from operations                   (350,006)         (79,549)           0   (30,970)        0      (301,427)
                                            -----------      ----------    ---------  -------- ------------  -----------

Other Income (Expenses)
Royalty Income                                       0                                                                0
Interest income                                      0                                                                0
Interest expense                              (129,348)          74,913                                         (54,435)
Non-compete income                                                                               800,000        800,000        1
Rental Income                                                                           32,000                   32,000     3a & 3b
Gain/(Loss) sale of assets                                                    29,701                             29,701        2b
Amortization of trademarks and loan fees       (47,725)                                                         (47,725)
Amortization of debenture discount                   0                0                                               0
Depreciation                                   (71,301)                                                         (71,301)
Loss on sale of equipment                            0                0                                               0
Other expense                                   (1,335)               0                                           (1,335)
                                           ------------       ---------    ---------   -------  --------    -----------
                                              (249,709)          74,913       29,701    32,000   800,000        686,905
                                           ------------       ---------    ---------   -------  --------    -----------
Gain/(Loss) before Income Taxes               (599,715)         154,462       29,701     1,030   800,000        385,478
Provision for Income Taxes                           --              --           --        --        --             --
                                           ------------       ---------    ---------   -------  --------    -----------
   Net Gain/(Loss)                          $ (599,715)        $154,462     $ 29,701    $1,030  $800,000     $  385,478
                                            ===========        ========     ========    ======  ========     ==========
Net Gain/(Loss) per share                   $    (0.21)                                                     $       0.13
                                            ===========                                                     ============
Weighted Average
Common shares outstanding                    2,871,682                                                        2,871,682
                                            ==========                                                       ==========

                             Big Smith Brands, Inc.
                     Notes To Pro Forma Financial Statements
                                December 31, 1998

1.       Accounting treatment for the transaction:

         The various elements of the transaction were recorded in their entirety as though the transaction had been consummated as of March 31, 1999 (Balance Sheet) and January 1, 1999 (Statement of Operations). In most instances the various elements of the transaction were recorded on a cash basis. At March 31, 1999, approximately $3,128,206 would have been due upon the closing of the transaction (the "Closing") for the workwear inventory and fixed assets. The payments under the non-compete agreement extend over a period of eight (8) years, with $400,000 due upon Closing and an additional $400,000 due six (6) months thereafter. Walls Industries, Inc., Cleburne, Texas ("Walls") will rent certain retained computer equipment at $10,000 per month for a minimum of three
(3) months. Walls will also rent the Company's facilities in Carthage, Missouri for $2,000 per month for a minimum of twelve (12) months. The first month's rent for the Carthage, Missouri facilities and three (3) months computer rental payments aggregating $32,000 were paid at Closing. The assumption of the leases for the Miami, Oklahoma facilities will effect the return of the $4,060 security deposits relating thereto. All expenses related to the transaction were recorded. At March 31, 1999, the total cash due at Closing would have been $3,564,266.

         The consummation of the transaction also affected the outstanding revolving line-of-credit and principal balances with NationsCredit Commercial Funding, a NationsBank Company ("NationsCredit"). As a result of the transaction, the revolving line-of-credit and the term loan were reduced by $1,970,474 and $554,797 leaving a total balance due NationsCredit of $2,525,271. This transaction effected a reduction of the Company's monthly interest and loan payments of approximately $20,000.

         The actual working capital deficit for the year ended March 31, 1999 was $1.53 million. If the transaction had been consummated as of March 31, 1999, the working capital deficit would have been $1.57 million.

2. The federal income tax consequences of the transaction:

             Non-compete income                             $ 800,000
             Rental income                                     54,000
             Related expenses                                 (30,060)
             Security deposits                                   (910)
               Gain on sale of assets                          29,701
                                                            ---------
             Income before income taxes                       852,731

             Provision for income taxes                       285,000
               Benefit from NOL carryforward                 (285,000)
                                                            ---------
             Net income tax expense                                 0
                                                            ---------
                      Net Income                            $ 852,731
                                                            =========

         The Company currently has net operating loss carryforwards of $3,825,509 which should be sufficient to offset all income received under the non-compete agreement even if the Company's use of such carryforwards is limited. See "Risk Factor Number 19."

3.       Notes to transaction recorded:

         1. The Company will grant to Walls a royalty-free, perpetual license to use the "Big Smith" trademark and certain related tradenames in connection with the manufacture, sale and licensing of workwear products. In consideration for the Company entering a ten-year non-compete agreement, Walls will pay the Company a total of $4,600,000, as follows:

                                    Year 1  $800,000
                                    Year 2  $700,000
                                    Year 3  $700,000
                                    Year 4  $600,000
                                    Year 5  $600,000
                                    Year 6  $400,000
                                    Year 7  $400,000
                                    Year 8  $400,000

                  Year one (1) payment includes $400,000 at Closing and the remaining $400,000 is due and payable six (6) months thereafter. The subsequent year payments will be due and payable on the anniversary of the Closing.

         2.       Sale of Assets:

                  a.       Workwear:
                                    Work in process                 $   358,784
                                    Piece goods                         353,792
                                    Trim                                303,121
                                    Finished Goods                    2,193,660
                                                                    -----------

                           Total                                     $3,209,357
                                                                     ==========

                  The above figures are based on Company records as of March 31, 1999. The inventory had been financed by NationsCredit at an advance rate of sixty percent (60%). At March 31, 1999, the payment due to NationsCredit on the sale of the inventory would have been $1,925,614. The Company has further agreed with NationsCredit to reduce the revolving line-of-credit by $1,962,506. These payments will reduce the Company's revolving line-of-credit with NationsCredit to $821,775 and also will reduce the Company's interest costs.

                  b. Machinery and equipment:
                                    Factory Equipment                 $1,127,371
                                    Furniture & Fixtures                 345,659
                                    Trucks                                46,471
                                                                    ------------
                           Subtotal                                   $1,473,030
                                    Less depreciation                 $1,239,611
                                                                    ------------

                           Total                                     $   233,419
                                                                    ============

                  Walls paid to the Company for the assets purchased a price that included the appraised value (on a liquidated basis) of the machinery and equipment sold which, at March 31, 1999, would have been $263,120. At March 31, 1999, the net gain on the sale of the machinery and equipment would have been $29,701.

                  The Company's obligation at March 31, 1999 to NationsCredit on the term loan portion of the Credit Facility against the machinery and equipment would have been $411,600, with a remaining loan availability of $138,340. The original principal amount of the loan was based on the forced liquidation value of machinery and equipment at December 10, 1997 of $686,000, with an advance of eighty percent (80%) and repayment over five (5) years. The

                  Company had been repaying the loan at the average rate of $9,146 per month. At March 31, 1999, the pro forma repayment to NationsCredit for the portion of the term loan based on the value of the trademarks would have been $143,197. The Company currently has one (1) other long-term obligation to NationsCredit on the term loan portion of the credit facility against the Carthage, Missouri real property of $117,000 with a monthly payment of $2,600.

                  c. On a pro forma basis as of March 31, 1999, the cash received for the sale of the Inventory and Machinery and Equipment would have been $3,128,206. The distribution and application of the cash received would have been as follows:

                           Revolving line-of-credit                   $1,962,506
                           Machine & Equipment and Trademark loans       554,797
                           S. Peter Lebowitz loan                        250,000
                           Accounts Payable                              312,144
                           Other Accrued expenses                         48,759
                                                                      ----------

                                    Total Distribution                $3,128,206

                           The first funds received pursuant to the non-compete agreement and the rental income will be applied to working capital. All accounts receivable, $1,302,918 at March 31, 1999, are security for the credit facility with NationsCredit, and are expected to generate additional working capital availability of approximately $195,438.

         3.       Rental Income and Miami Security Deposit:

                  a.       Computer Rental:
                           Walls has agreed to rent the AS400 computer and RLM program for a period of at least three (3) months at $10,000 per month. The Company expends $10,020 on the lease and service contract resulting in a loss of $20 per month.

                  b. Building occupancy:
                           Walls has agreed to rent all of the Company's real property located in Carthage, Missouri at a monthly rental of $2,000 for at least twelve (12) months. This monthly payment will be used to offset certain costs related to the ownership of this real property.

                  c.       Miami, Oklahoma Security Deposits:
                           Walls has agreed to assume both of the leases covering the Miami, Oklahoma facilities. Accordingly, all deposits relating to these facilities will be refunded to the Company.

         4.       Outlet and Retail Stores:

                  Other than the outlet store located in Carthage, Missouri which is now being operated by Walls, the Company retained ownership of its outlet and retail stores and the leaseholds on the leased properties related to these stores. The security deposits on the Monett, Missouri and the Miami, Oklahoma outlet stores aggregating $910 were applied to last month's rents. The two retained workwear outlet stores were closed. The Miami, Florida retail store will remain open for business.

ACTUAL RESULTS

Going Concern

         Our viability as a going concern is dependent upon our ability to raise sufficient working capital and to meet any liquidity needs that may exceed our availability under our Credit Facility. See "Risk Factor Number 2" and "--Liquidity and Capital Resources." We experienced a loss from operations in 1998 and had a working capital deficit at December 31, 1998. We also experienced a loss from operations of $599,715 for the fiscal quarter ended March 31, 1999 and had a cumulative working capital deficit of $1.53 million at March 31, 1999. Also, our liquidity needs could exceed the amount of borrowings available under our Credit Facility. See "--Results of Operations", "--Liquidity and Capital Resources" and "Business--Legal Proceedings--Caterpillar Litigation."

General

         The discussion and analysis set forth below is for the three months ended March 31, 1999 and March 31, 1998, and for the years ended December 31, 1998 and December 31, 1997. It should be read in conjunction with our Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus. The information presented for the three months ended March 31, 1999 and March 31, 1998, was derived from unaudited financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The three month results of operations are not indicative of the results of operations you may expect for the full year for reasons including, without limitation, the consummation of the Walls Sale and License as we have discussed above. Please see our quarterly report for the three months ended June 30, 1999 on Form 10-QSB including the unaudited financial statements included therein, which quarterly report is incorporated herein by reference.

Overview

         Following the consummation of the Walls Sale and License, our business plan now focuses on refining our retained product lines and increasing merchandising, sales and marketing of those retained products, with emphasis on sportswear and childrenswear. In order to achieve our objectives, our strategy currently includes:

         o finalizing negotiations expected to lead to a joint venture for the design, acquisition of raw materials, manufacture, marketing, sales and sourcing of Big Smith branded sportswear with individuals and organizations with long-standing worldwide reputations in the apparel industry,

         o        continuing enhancement of our retained product lines,

         o increasing the value of the Big Smith trademarks through direct consumer advertising,

         o offshore subcontracting of substantially all manufacturing and production activities for the foreseeable future,

         o        retaining testing and quality assurance functions,

         o licensing Amita, srl, an Italian company, for the production, sale and marketing of sweaters and outergarments to complement our sportswear products,

         o occupying in August 1999 a facility to serve as executive office and warehouse space in Deerfield, Florida,

         o developing a business plan to introduce a line of ladieswear as a complement to our sportswear and childrenswear, and

         o focusing solely on the development and marketing of products under our Big Smith labels.

         We have incurred substantial losses from operations, including losses from operations for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997, and we had a working capital deficit of $1.53 million and an accumulated deficit of $732,399 at March 31, 1999. As a result, our Financial Statements are qualified by a going concern opinion. See "Risk Factor Number 2," "--Liquidity and Capital Resources" and Note 1 and Note 14 to the Financial Statements.

         On December 10, 1997, we obtained a revolving line-of-credit and term loan credit facility (the "Credit Facility") with NationsCredit Commercial Funding, a NationsBank Company ("NationsCredit"). The Credit Facility allows for a maximum availability of $7,000,000, after an amendment related to the consummation of the Walls Sale and License, based on a specified percentage of eligible accounts receivable, inventories and real property. See "--Liquidity and Capital Resources."

         Our business may be subject to significant seasonal variation. See "Risk Factor Number 9."

         Our sportswear and childrenswear products are sold primarily through a small number of customers. See "Risk Factor Number 3" and "Business--Wholesale Operations."

         In the following discussion, the figures presented for Big Smith workwear and other branded workwear include our childrenswear which we have retained. For the three months ended March 31, 1999, childrenswear represented 1.5% of net sales. For the year ended December 31, 1998, childrenswear represented 1.4% of net sales.

Results of Operations

         The following discussion and analysis should be read in conjunction with our financial statements appearing elsewhere in this Prospectus. Please see our quarterly report for the three months ended June 30, 1999 on Form 10-QSB including the unaudited financial statements included therein, which quarterly report is incorporated herein by reference.

Three Months Ended March 31, 1999 Compared to the Three Months Ended March 31, 1998

         Net sales, for the three months ended March 31, 1999 decreased by $.13 million, or 5.8%, to $2.13 million from $2.26 million for the three months ended March 31, 1998. Net sales for the three months ended March 31, 1999 of Big Smith sportswear, Big Smith workwear and other branded workwear and private label products were $.19 million, $1.72 million and $.22 million, respectively, as compared with $.22 million, $1.83 million and $.21 million, respectively, for the three months ended March 31, 1998. The decrease in sales resulted from the sale of last season's sportswear inventory at a reduced rate.

         Cost of goods sold for the three months ended March 31, 1999 increased by $15,000, or 0.83%, to $1.82 million from, $1.80 million for the three months ended March 31, 1998. This increase resulted primarily from the sale of the Company's inventory of irregular products.

         Gross profit for the three months ended March 31, 1999 was $.31 million, or 14.76% of net sales, compared to $.46 million, or 20.4% of net sales, for the three months ended March 31, 1998. The decrease in gross profit percentage was primarily due to the sale of prior season's sportswear inventory at cost or at a smaller profit margin. For the three months ended March 31, 1999, Big Smith sportswear, Big Smith workwear and other branded workwear and private label products accounted for 8.9%, 80.7% and 10.4% of net sales, respectively, as compared with 9.7%, 81% and 9.3% of net sales, respectively, for the three months ended March 31, 1998.

         Selling expenses decreased by $.06 million to $.31 million, or 14.8% of net sales, for the three months ended March 31, 1999, from $.37 million, or 16.2% of net sales, for the three months ended March 31, 1998. This decrease in selling expenses resulted principally from a reduction in sales personnel and a redistribution of sales responsibility among existing administrative personnel. General and administrative expenses were $.35 million, or 16.3% of net sales, during the three months ended March 31, 1999, compared with $.47 million, or 20.7% of net sales, for the three months ended March 31, 1998. The decrease in the general and administrative expenses as a percentage of net sales was primarily due to restructuring of the accounting department and a continued decrease in travel and entertainment expenses.

         The Company's interest expense for the three months ended March 31, 1999 was $.13 million, or 6.1% of net sales, as compared with $.12 million, or 5.3% of net sales, for the three months ended March 31, 1998. The increase in interest expense was primarily due to financing of raw materials for the workwear line through a line of credit with Actrade Capital, Inc., a longtime supplier to the Company.

         On March 19, 1998, the holders of the Company's 6% Convertible Preferred Debentures due March 31, 2000 (the "Debentures") converted the remaining $1.63 million of the Debentures into 1,450,000 shares of Common Stock resulting in a charge to earnings of $.61 million of related discount during the three months ended March 31, 1998.

         As a result of the foregoing, the Company's net loss for the three months ended March 31, 1999 was $.60 million compared to a net loss of $1.14 million for the three months ended March 31, 1998. Excluding the non-recurring convertible debenture amortization discount of $.61 million, the Company's net loss for the three months ended March 31, 1998 was $.53 million.

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

         Net sales for the year ended December 31, 1998 increased by $.65 million, or 5.1%, to $13.21 million from $12.56 million for the year ended December 31, 1997. Net sales for the year ended December 31, 1998 of Big Smith workwear and other branded workwear, Big Smith sportswear and private label products were $11.43 million, $1.14 million and $1.57 million, respectively, as compared with $11.11 million, $0.17 million and $1.2 million, respectively, for the year ended December 31, 1997. The increase in sales resulted from the increase in sales of Big Smith sportswear to new and existing customers, the addition of new customers including Mills Fleet & Farm Corp., and increased product purchases by existing customers, especially Wal-Mart Stores, Inc., reflecting the increased marketing by the Company of such products.

         Cost of goods sold for the year ended December 31, 1998 decreased by $1.37 million, or 12.0%, to $9.99 million from, $11.36 million for the year ended December 31, 1997. This decrease resulted primarily from increased production levels and plant efficiencies, a decrease in employee turnover, the elimination of certain supervisory positions and savings recognized by the Company by extending its annual summer vacation closing for two additional weeks. The Company planned and implemented the extension to temporarily reduce its cash flow requirements to facilitate bringing certain accounts with suppliers current and to implement planned changes relating to supervisory and executive personnel reductions. The annual summer closing allowed the Company to make needed repairs and improvements to its manufacturing plant and equipment and to effect other routine maintenance.

         Gross profit for the year ended December 31, 1998 was $3.22 million, or 24.3% of net sales, compared to $1.21 million, or 9.6% of net sales, excluding income from net royalties, for the year ended December 31, 1997. The increase in gross profit percentage was primarily due to the increased production levels and plant efficiencies and an increase in gross profit margins of Big Smith sportswear compared to Big Smith workwear and other branded workwear and private label products along with the maintenance of lower inventory levels, for the year ended December 31, 1998 compared to the year ended December 31, 1997 and the depression of profit margins in 1997 as a result of a provision for obsolete inventory of $218,000 at December 31, 1997. For the year ended December 31, 1998, Big Smith workwear and other branded workwear, Big Smith sportswear and private label products accounted for 79.5%, 8.61% and 11.92% of net sales, respectively, as compared with 88.6%, 1.3% and 9.5% of net sales, respectively, for the year ended December 31, 1997.

         Selling expenses decreased by $.76 million to $1.67 million, or 12.6% of net sales, for the year ended December 31, 1998, from $1.75 million, or 13.9% of net sales, for the year ended December 31, 1997. This decrease in selling expenses resulted principally from reductions in supervisory personnel, including the vice president of sales and marketing. General and administrative expenses were $1.63 million, or 12.3% of net sales, for the year ended December 31, 1998, compared with $1.90 million, or 15.1% of net sales, for the year ended December 31, 1997. The decrease in the general and administrative expenses was primarily due to a decrease in restructuring and related litigation costs, a permanent and significant reduction in executive personnel salaries and related overhead costs due to the streamlining of executive staff and a decrease in travel and entertainment costs related to reduced foreign sales activities.

         The Company's interest expense for the year ended December 31, 1998 was $.59 million, or 4.4% of net sales, as compared with $.64 million, or 5.1% of net sales, for the year ended December 31, 1997. The decrease in interest expense was primarily due to a decrease in borrowings on the Credit Facility.

         On March 19, 1998, the holders of the Company's Debentures converted the remaining $1,631,500 of the Debentures into 1,450,000 shares of Common Stock resulting in a non-recurring charge to earnings of $ .61 million of related discount.

         As a result of the foregoing, the Company's net loss for the year ended December 31, 1998 was $1.38 million compared to a net loss of $4.62 million for the year ended December 31, 1997. Excluding a one time non-recurring charge of convertible debenture amortization discount of $606,204 arising as a result of the retirement of all outstanding convertible debentures of the Company in March 1998, the Company's net loss for the year ended December 31, 1998 was $.77 million.

Year 2000 Compliance

         We have initiated a Company-wide program to prepare our computer systems and applications for year 2000 compliance. We expect to incur internal staff costs as well as other expenses necessary to prepare our systems for the year 2000 ("Y2K"). We expect to replace some systems and upgrade others. Maintenance or modification costs will be expensed as incurred. Specifically, our accounting and payroll software has been upgraded and is currently Y2K compliant. In addition, the Electronic Data Information system, through which major customers electronically order merchandise and invoices are electronically issued, is currently Y2K compliant. The Company's hardware will be upgraded in connection with our move to our new executive office and warehouse facility in Deerfield, Florida. See "Business--Facilities," and "--Capital Expenditures." We estimate the total cost of the hardware upgrade to be approximately $75,000.

Liquidity and Capital Resources

         Our viability as a going concern is dependent upon our ability to raise sufficient working capital and to meet any liquidity needs that may exceed the availability under the Credit Facility. The Company experienced a loss from operations during the three months ended March 31, 1999 and in 1998 and 1997 and had a working capital deficiency at March 31, 1999, December 31, 1998 and December 31, 1997. Also, the Company's liquidity needs could exceed the amount of borrowings available under the Credit Facility. At March 31, 1999, December 31, 1998 and December 31, 1997, working capital deficiency was approximately $1.53 million, $2.5 million and $1.5 million primarily as a result of the purported termination effective in January 1997 by Caterpillar, Inc. ("Caterpillar") of the Company's license to manufacture and sell workwear under the Caterpillar label (the "Caterpillar Termination"). As a result, the Company has faced an on-going liquidity deficit. Working capital also may vary from time to time as a result of seasonal inventory requirements, the level of trade credit available and the level of accounts receivable balances. The Company has taken several steps to obtain additional sources of liquidity. See "Risk Factor Number 2."

         The net proceeds of the Walls Sale and License improved our capital structure. Additionally, the Walls Sale and License removes the overhead and interest costs associated with the low-margin workwear business allowing us to concentrate on the higher-margin sportswear business.

         In order to fund its cash needs, on April 2, 1997, the Company completed a Regulation S placement of $1.7 million of its 6% Convertible Preferred Debentures due March 31, 2000. By March 1998, the Debentures had been converted to 1,584,921 shares of the Company's Common Stock.

         On December 10, 1997, the Company obtained a new revolving line-of-credit and term loan credit facility (the "Credit Facility") with NationsCredit Commercial Funding, a NationsBank Company ("NationsCredit") allowing for maximum availability of $10.00 million based on a specified percentage of eligible accounts receivable, inventories, real property, equipment, and trademarks. The amount outstanding under the Credit Facility as of December 31, 1998 was $4.65 million, with $3.91 million on the revolving line-of-credit and $74,000 under the term loan portion of the Credit Facility. The amount outstanding under the Credit Facility as of March 31, 1999 was $2.78 million, with $2.09 million on the revolving line-of-credit and $609,000 under the term loan portion of the Credit Facility. At March 31, 1999 and December 31, 1998 we had approximately $85,110 and $121,816 of unused availability under the total credit facility. On April 23, 1999, after the consummation of the Walls Sale and License, our availability under the Credit Facility was $75,000.

         After the consummation of the Walls Sale and License, the amount outstanding under the Credit Facility was $821,775, with $704,775 on the revolving line-of-credit and $117,000 under the term loan portion. The loan bears interest at prime rate plus 1.875% (9.625% at March 31, 1999) and matures in December 2001. The agreement also provides for additional interest under certain circumstances and other fixed fees payable. The loan is secured by all of our retained assets which includes, without limitation, accounts receivable, inventories and property and equipment.

         On or about August 10, 1998, the Company sold to accredited investors Units including warrants to purchase 10,000 shares of the Company's Common Stock, and $200,000 of the Company's 12% promissory notes in a private placement through D.L. Cromwell Investments, Inc. ("Cromwell"). Cromwell was paid a total commission of $16,000. The Units were sold to accredited investors without registration under the Securities Act, or the securities laws of any state, in reliance on the exemptions contained in Rule 506 of Regulation D promulgated under the Securities Act. In December 1998, the Company redeemed the 12% promissory notes using funds borrowed from S. Peter Lebowitz. See "Certain Relationships and Related Transactions."

         On February 18, 1999, the Company received the proceeds of a private placement offering (the "Private Placement") of 1,100,000 units (the "Units") of the Company's securities, with each Unit consisting of one share (before the reverse stock split) of the Company's Common Stock and two Warrants each to purchase one share of the Company's Common Stock, one of which is exercisable at a price of $1.50 per share and the second of which is exercisable at a price of $1.75 per share. The Warrants have a three-year term. Cromwell was the placement agent for the offering. The Company paid Cromwell a commission of 11% of the total aggregate purchase price and Cromwell also received Placement Agent's Warrants to purchase 110,000 Units of the Company's securities as described above at an exercise price of $1.20 per Unit. The terms of the offering provided that the number and exercise prices of the Warrants would not be adjusted by virtue of the reverse stock split.

         In 1998, the Company financed its operations primarily with borrowings under its Credit Facility with NationsCredit. Cash used in operating activities totaled $1.02 million for the three months ended March 31, 1999 as compared with cash used in operating activities of $0.77 million for the three months ended March 31, 1998. This increase reflected primarily the routine building up of inventory and the reduction of payables using the proceeds of the Private Placement. The Company typically experiences negative cash flow from operations during the first half of each year due to the buildup of inventory in preparation for increased sales volume in the second half of each year.

Capital Expenditures

         Capital expenditures totaled $126,179 for the year ended December 31, 1998. These expenditures consisted primarily of improvements to the Carthage, Missouri plant and leasehold improvements to the retail store in Miami, Florida.

         Capital expenditures totaled $12,077 for the three months ended March 31, 1999. These expenditures consisted primarily of improvements to the executive offices in Boca Raton, Florida to facilitate moving the accounting department into those offices. The Company anticipates further capital expenditures in 1999 connected with leasing and occupying the Deerfield, Florida executive office and warehouse facility. The Company estimates these capital expenditures at approximately $100,000.

Intangible Assets

         See "Business--Trademarks."

                                    BUSINESS

Recent Developments

         At the 1999 Annual Meeting of the Stockholders, held on April 20, 1999, our stockholders approved the recommendation of the Board of Directors to sell to Walls Industries, Inc., Cleburne, Texas ("Walls") all assets of our workwear business, other than real estate and trademarks, and to license to Walls the Big Smith trademark and certain related trademarks for use in the manufacture, sale and licensing of workwear products (the "Walls Sale and License").

         We consummated the Walls Sale and License on April 22, 1999. Pursuant to the Asset Purchase Agreement between Walls and us, we sold to Walls our entire inventory of workwear products and raw materials and our machinery and equipment used in the manufacture of workwear products (excluding only certain computer equipment). We also leased to Walls our facilities in Carthage, Missouri for a minimum of twelve months. We entered into a Transition Services Agreement with Walls by which we will allow Walls to use certain of our retained computer equipment for a minimum of three months. Walls assumed responsibility for all of our leases for properties used in the manufacture and distribution of workwear products. Walls also hired substantially all of our employees involved in the workwear business. We retained substantially all of the assets currently used in our sportswear business. Although historically part of the workwear business, we also retained our childrenswear product line.

         In addition, we transferred all of our trademarks to a subsidiary, Big Smith Holdings, Inc. ("Holdings"). See "--Trademarks."

         In consideration of the Walls Sale and License, Walls paid to us for the assets purchased a price equal to the appraised value (on a liquidated basis) of the machinery and equipment sold plus the book value of our good, saleable and useable inventory. Based on this formula, we have received to date approximately $3.12 million. Walls will pay us $2,000 per month for a minimum of one year for its lease of our Carthage, Missouri facilities and $10,000 per month for a minimum of three months for its use of our retained computer equipment.

         In addition, in consideration for our entering a ten-year non-compete agreement, Walls will pay us an aggregate of $4.6 million over the eight-year period commencing at closing. Payments under the non-compete agreement together with the consideration to be paid for machinery, equipment and inventory and rental payments for the Carthage, Missouri facility and the computer equipment will result in total payments to us estimated at approximately $7.76 million.

         We believe that the consummation of the Walls Sale and License frees us from our low-margin workwear focus and the related overhead and interest costs, enabling us to focus on the growth of our higher-margin sportswear business.

         Our outstanding line of credit was reduced to approximately $2.48 million upon closing of the Walls Sale and License, reducing interest costs. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

         The consummation of the Walls Sale and License has substantially changed our business, primarily in that we no longer manufacture, hold inventory or market workwear products.

Growth Strategy

         We have changed the direction of the Company's business to concentrate on the design, sale and marketing of sportswear, childrenswear and ladieswear through third party licensing agreements, joint ventures and other strategic marketing alliances.

Products

         Our line of sportswear currently includes fashion jeans, casual pants, shirts, jackets and sweaters for adults, young men and teenagers. Items in this line of products sell at retail in the $30 to $55 range.

         Our childrenswear products are limited to sizes including infants, toddlers and boys 4 to 7. Our childrenswear products currently include denim overalls, shortalls and jeans and sell at retail in the $20 to $35 range. We expect to expand the childrenswear product line to include specialized spring and fall collections. We expect these new childrenswear products to sell at retail in the $20 to $60 range.

         The production of Big Smith sportswear and childrenswear involves substantial design and styling changes from year to year. These products require fashion industry driven alterations from year to year. See "Risk Factor No. 8." The cost of production, however, is recovered in the high margin sales of Big Smith sportswear and childrenswear products. Substantially all of our sportswear products are manufactured by offshore contractors typically employing processes designed to produce sturdy, high-quality, long-lasting garments. See "Risk Factor Number 10." Sportswear products are also manufactured by an international sublicensee for distribution in Italy. See "Business--Wholesale Operations--Foreign Sportswear."

         The Company is currently developing a business plan for the contracted manufacture and sale of ladieswear products in the same or similar channels of distribution through which it currently sells its sportswear products.

         We expect the ladieswear products to benefit from the value of the Big Smith trademark in the workwear and sportswear markets as well as our merchandising and marketing experience and relationships in the apparel industry. See "Risk Factor Number 7."

Trademarks

         As part of the consummation of the Walls Sale and License, we transferred all of our trademarks to a subsidiary, Big Smith Holdings, Inc. ("Holdings"), the stock of which is owned 60% by us and 40% by Walls. Walls has the right to designate one member of the Board of Directors of this subsidiary, and we have the right to designate all other directors. The Certificate of Incorporation of Holdings restricts its activities solely to owning and licensing these trademarks.

         Holdings has granted to Walls a royalty-free, perpetual license to use the Big Smith trademark and certain related tradenames in connection with the manufacture, sale and licensing of workwear products. Holdings has granted to us a royalty-free, perpetual license to use the Big Smith trademark and certain related tradenames for sportswear and, subject to certain approval rights of Walls, for all other purposes. Any other licenses granted by Holdings will require the unanimous vote of its Board of Directors.

         In 1995, we purchased the Big Smith trademark in the seven countries in Europe for which we did not previously have trademark rights for an aggregate purchase price of $500,000 payable over four years. The final payment of $50,000 is due in September 1999.

Wholesale Operations

General

         The Company is integrated into a program purchasing of mass merchandisers whereby it is informed at the beginning or just prior to the beginning of each calendar year of the minimum purchases to be made by the customer during that calendar year, and informed weekly of updated delivery schedules and locations. This system permits us to anticipate over half of our annual sales and plan and schedule production accordingly.

         The overall average gross margins of all sales was approximately 24% for the year ended December 31, 1998, compared to 9.6% for the year ended December 31, 1997. The increase in overall average gross margins of all sales resulted from an increase in the selling price of workwear products, the introduction of ladieswear products which sell at higher margins than our historical workwear products and the increase in sales of the higher margin sportswear products.

         The overall average gross margins of the sales of our retained products was approximately 27.9% for the year ended December 31, 1998, compared to 21.4% for the year ended December 31, 1997. The increase in overall average gross margins of the sales of the Company's retained products resulted from increased offshore production and an increase in the price range of our sportswear and childrenswear products. Sales of our retained products were approximately $1.55 million, or 11.74% of total net sales, for the year ended December 31, 1998 compared to approximately $440,000, or 3.5% of total net sales, for the year ended December 31, 1997.

         At March 31, 1999, we had unfilled orders for merchandise totaling approximately $44,000 as compared with unfilled orders of sportswear and childrenswear of approximately $37,000 at March 31, 1998. The increase in unfilled orders resulted primarily from advance orders for second quarter delivery.

Domestic Sportswear

         We formally introduced Big Smith sportswear at the leading annual industry trade show in August 1997. Sales of this line for the three months ended March 31, 1999 were approximately $190,000 or 8.93% of total net sales compared to approximately $1.14 million or 8.61% of total net sales, for the year ended December 31, 1998 and $0.17 million, or 1.3% of total net sales, for the year ended December 31, 1997. Big Smith sportswear is marketed at higher margins than most of our discontinued products. The current margin on Big Smith sportswear is between 20% and 35%.

         Our sportswear products are marketed through a growing number of department stores and independent fashion apparel shops. We estimate that our sportswear products were sold in approximately 800 stores and 400 stores in the years ended December 31, 1998 and December 31, 1997. Substantial customers for our sportswear products include Gadzooks, J.C. Penney, Jean Country, Delia, Urban Outfitters, Scream and Marshalls.

         Eighty percent of our sales of sportswear in the year ended 1998 were to three customers. Sales to Gadzooks, J.C. Penney and Jean Country of sportswear products represented approximately 39%, 22% and 20% for 1998. See "Risk Factor Number 3." We have significant pending orders for sportswear from two customers, Delia and Urban Outfitters. We expect sales to these customers to continue and we will continue to enhance our product line and increase the value of the Big Smith trademark through direct advertising.

Foreign Sportswear

         Beginning in 1997, we began an effort to implement a corporate strategy designed to convert the Company to a multi-brand, regionally conceived, designed and sourced global producer and marketer of both workwear and sportswear. We have also begun to establish international markets for our Big Smith sportswear through participation in international trade shows and meetings with international distributors. Cash flow restrictions have impeded the success of these efforts. With the consummation of the Walls Sale and License, we believe that necessary resources for establishing the international markets for sportswear products will be freed and we will be able to increase international distribution of our sportswear products.

         In December 1998, we entered into a one-year, renewable sublicense with Amita srl, an Italian company ("Amita"), to design, manufacture and be the exclusive sales representative throughout Italy for Big Smith branded sweaters, jackets and other sportswear products. We maintain quality and design control over the products produced under this sublicense.

         We intend to sublicense certain international rights to Big Smith and related trademarks to other manufacturers of sportswear. We also intend to leverage our experience in the international market to create a network of international distribution channels for our Big Smith branded sportswear.

Childrenswear

         We intend to continue to broaden the customer base for our childrenswear products, lessening the concentration in any one customer or small group of customers. We are currently searching for a new manager or management team to head our childrenswear operations.

Retail Operations

         In May 1998, we opened a small retail store in South Beach, Florida to heighten the visibility of our sportswear products in the target fashion market and to serve as a center for showing our sportswear products to potential wholesale customers. Sales at our South Beach retail store have been increasing at a steady rate since its opening. This retail store focuses primarily on the sale of first quality Big Smith sportswear products and had net sales for the three months ended March 31, 1999 of approximately $19,500 as compared to net sales of approximately $16,000 for the year ended December 31, 1998. We located the sportswear retail store in South Beach because it is primarily populated by the target market for our sportswear products. We currently have no plans for further expanding our retail network for our sportswear products.

Manufacturing and Sourcing

         We contract for outside design services as needed. Sample designs are reviewed by our senior management staff who establish the final line of sportswear and childrenswear products from such samples. When the designs have been established, substantially all of our sportswear and childrenswear products are produced by offshore manufacturing contractors. Such offshore manufacturing contractors assemble sportswear and childrenswear products according to our specifications. The contractors supply all fabric and trim except for any necessary labels which are provided by us. Our design and quality control personnel monitor the manufacturing process to ensure that sportswear and childrenswear products to be marketed by us under our brand names meet our quality standards. Our quality control program includes on-site inspection of work-in-process and finished goods during the manufacturing process and inspection of finished goods upon receipt. Currently we experience a return rate for poor quality garments of less than 1%. See "Risk Factor Number 10."

Sales and Marketing

         We believe that our primary assets in marketing are the quality of our products, our reputation as a reliable supplier and our past history of mutually satisfactory relationships with our customers. We also believe that the brands we sell are widely recognized and therefore provide retailers with a reasonable assurance of substantial market penetration.

         We have commission arrangements with eight independent sales representatives. In addition, S. Peter Lebowitz, our president, is actively involved in our marketing efforts. We emphasize the development of long-term customer relationships by consulting with our customers concerning optimal delivery schedules, pricing and other merchandising considerations. Frequent communication between Mr. Lebowitz and other sales personnel and their counterparts at various levels in the buying organizations of our customers is an essential element of our marketing and sales efforts. These contacts allow us to closely monitor retail sales volume and to adjust product timing, mix and pricing to maximize sales at acceptable profit margins for both us and our customers. See "Risk Factor Number 11."

         To date, we have not done substantial direct consumer advertising, but we intend to achieve wider consumer recognition of the variety of labels for which we are the distribution channel through strategically placed advertisements in apparel industry magazines and our participation in the annual Men's Apparel Guild In California trade show (the "MAGIC Show").

Warehousing and Distribution

         All of our sportswear products are manufactured by contractors and were stored in and distributed from our finished goods warehouse in Carthage, Missouri. We have secured warehouse and shipping facilities in Deerfield, Florida to replace the warehouse and shipping facilities leased or assigned to Walls. In the interim, we are using a fulfillment house in the southern Florida area. Our products are stored and shipped from the fulfillment house with our management overseeing the process. Substantially all of our deliveries to customers are made by common carriers with which we have long-standing relationships on a collect basis per customer supplied routing guides.

Control Systems

         We participate in the EDI system with certain of our customers. See "--Wholesale Operations-- General."

Competition

General

         The apparel industry, including the sportswear market, is fragmented and highly competitive. We compete with a large number of domestic and foreign manufacturers in all of its product markets. Most of our competitors have financial resources, sales organizations and manufacturing capacities considerably larger than ours. See "Risk Factor Number 8."

Sportswear

         As we continue to increase our sportswear business, we expect our largest competitors will be Union Bay, Pinnacle, DKNY, Dickie, Hugo Boss and other large internationally known branded sportswear manufacturers. Competition in this market is intense. Our principal means of meeting competition is through pricing and design. The sportswear market requires more attention to consumer trends. Our strategy for Big Smith sportswear is to anticipate customer demand in design and styling while providing a solid, dependable sportswear product.

Childrenswear

         As we continue to expand our childrenswear business, we expect our larger competitors will be Oshkosh, Gap for Kids and other large internationally known branded childrenswear distributors. Competition in the childrenswear market is not as intense as that in the sportswear market. Our principal means of meeting competition is through increases in our basic line of products which is marketed year round and by adding seasonal lines of childrenswear products. Our strategy for Big Smith childrenswear is to anticipate customer demand in design and styling while providing a solid dependable childrenswear product.

Employees

         As of December 31, 1998, we employed approximately 205 people on a full-time basis, including 15 employees in administration and accounting, 3 employees in marketing and sales, and 187 employees in manufacturing. We also employed 3 part-time employees and 11 independent sales representatives. Approximately 72% of our employees were paid on a piecework basis and the balance were hourly-paid or salaried.

         After the consummation of the Walls Sale and License, we currently employ 5 persons on a full-time basis, including 3 employees in administration and accounting and 2 employees in marketing and sales. We expect to establish relationships with a number of independent sales representatives to insure adequate coverage of all appropriate North American distribution points. All employees will be paid either on an hourly or salaried basis.

         We have never experienced a material work stoppage or slowdown due to labor disagreements. We believe that our relations with our retained employees are satisfactory. None of our employees are covered by a collective bargaining agreement. We provide a benefits package to all of our full-time employees, including health insurance, paid holidays and vacations.

Facilities

         We own one clothing plant with approximately 154,000 square feet of floor space, including approximately 75,000 square feet of warehouse floor space. This property is currently leased to Walls in connection with the consummation of the Walls Sale and License. The lease on the property provides for monthly rent of $2,000 and expires in April 2000. We also lease one retail location. Our principal executive office is currently located in Boca Raton, Florida. We moved our executive office to a leased facility in Deerfield, Florida in August 1999. The Deerfield facility also contains warehouse space which replaces the warehouse space we have leased out in Carthage, Missouri. The following table sets forth certain information concerning each of the Company's facilities.

Properties Owned

Location                   Floor Space                      Principal Uses
                          (Square Feet)

Carthage, Missouri           153,500                       Leased to Walls

Properties Leased
                           Floor Space     Lease              Principal
Location                  (Square Feet)    Expires               Uses

Deerfield, Florida            6,390        9/1/04(1)    Office Space, Warehouse

Boca Raton, Florida           1,839        9/1/00(2)         Office Space

Miami Beach, Florida            700        2/28/03              Retail

(1) The Deerfield, Florida lease is for one five-year term and is renewable for one five-year term at the Company's option.

(2) The Company moved its executive offices to the Deerfield facility on August 15, 1999, vacating the Boca Raton space. The lease was terminated as of 8/15/99 with no penalty or payout.

         Our retail and office facilities meet local building code requirements. All of our facilities have been maintained and are adequate for their present uses.

Legal Proceedings

Caterpillar Litigation

         On June 25, 1996, Big Smith Global Ltd. ("BSG"), our wholly owned subsidiary holding the rights to our agreement (the "Agreement") with Caterpillar licensing our use of the Caterpillar and related trademarks, received a purported notice of termination of the Agreement, citing purported violations of the Agreement.

         On July 9, 1996, we were served with a summons and complaint naming us, BSG and S. Peter Lebowitz, our CEO, as defendants in a suit by Caterpillar in the U.S. District Court for the Central District Court of Illinois (the "District Court"). The complaint alleges trademark infringement, unfair competition, false advertising and breach of contract, and seeks injunctive relief and unspecified damages in connection with our alleged violations of the Agreement and Caterpillar's proprietary marks.

         On July 26, 1996, we answered the complaint filing responsive defenses of failure to assert a claim, waiver, amendment, promissory estoppel, equitable estoppel, laches, failure to provide an opportunity to cure, unclean hands and misuse. With BSG, we filed counterclaims for breach of contract, tortious interference with contractual relations, interference with prospective business relations, conspiracy, commercial disparagement and breach of franchise agreement in connection with what we and BSG believe to be Caterpillar's wrongful efforts to terminate our license to use certain Caterpillar trademarks on its apparel. S. Peter Lebowitz also filed a motion to dismiss for failure to state a claim against him in his individual capacity.

         On July 18, 1996, Caterpillar filed an emergency motion for summary judgment seeking a declaratory judgment that the Agreement had been properly terminated. On July 29, 1996, we filed a motion for a preliminary injunction against Caterpillar's purported termination of the Agreement. On August 19, 1996, the District Court entered an order (the "August 19th Order"), which was subsequently confirmed in a Reconsideration Order denying the motion we made with BSG for a preliminary injunction and granting Caterpillar's motion for summary judgment on the basis of a finding that the Agreement, by its terms, provided for termination by Caterpillar following certain breaches of the Agreement by BSG regardless of whether or not such breaches were material. On August 28, 1996, the District Court granted in part Mr. Lebowitz's motion and dismissed him from the breach of contract and declaratory judgment counts of the complaint.

         On April 16, 1997, we filed an Amended Counterclaim adding Overland Group, Ltd. and Stephen Palmer as counterdefendants seeking damages in excess of $20 million plus costs. Thereafter, on October 31, 1997, a Corrected Second Amended Counterclaim was filed by us naming Overland Footwear, Limited as an additional counter-defendant. The Second Amended Counterclaim alleges similar claims as in the original counterclaim and, among others, newly alleges that Caterpillar was barred from terminating our license to use its marks since a common law franchise relationship existed between the parties which could not be terminated absent good cause.

         The counterdefendants have filed motions to dismiss the Second Amended Counterclaim for failure to state a claim. Additionally, Palmer and the Overland defendants have filed motions seeking dismissal for lack of jurisdiction over them. On December 16, 1997, the Court heard oral arguments on the motions to dismiss.
To date the Court has not ruled on said motions.

         We intend to vigorously defend the claims of Caterpillar and to diligently pursue our counterclaims and our claims against Palmer and the Overland defendants. At this stage of litigation, we cannot evaluate the likelihood of favorable or unfavorable outcome. We can give you no assurance that the outcome of this litigation will be favorable to us. If the outcome of the litigation is not favorable, such outcome could have a material adverse effect on our financial condition.

Other Litigation

         We have been involved in litigation with a number of our foreign distributors in connection with their refusal to pay royalties we believed to be due in respect of sales by such distributors of Caterpillar branded products prior to our ceasing to sell such products. Additionally, certain distributors made claims against us relating to the effects of the purported termination of the Caterpillar license on their arrangements with us. Most of these litigations have been resolved. We have begun discussions with Selected Brands Shoe Company seeking recovery of at least $73,000 of accounts receivable we believe are due and payable and with Fashion Fever CC seeking recovery of an as yet undetermined amount of royalties we believe are due and payable. These discussions are preliminary to filing collection actions if satisfactory settlements cannot be reached.

         In January, 1998, Triquest Group, a California corporation, began an action in the Superior Court of the State of California, Santa Clara County (Case No. CV 767474) against us and S. Peter Lebowitz seeking to recover a sales commission in connection with the sale of all of the then remaining inventory of Caterpillar branded apparel to KPR International, Inc. The plaintiff sought recovery of a sales commission in the amount of $65,000 plus interests and costs. By agreement of the parties, the matter was submitted to binding arbitration in accordance with the operative provisions of the California statutes. On May 11 and 12, 1999, the matter was heard by the designated arbitrator, the Honorable William F. Lanam (retired). As of this date, the arbitrator has not rendered a decision. We do not anticipate that the arbitrator's decision will have a materially adverse effect on our financial condition or operations.

                                   MANAGEMENT

Directors and Executive Officers

         The directors and executive officers of the Company are:

                                  Year First Elected
Name                     Age      Director             Office(1)
----                     ---      --------             ---------

S. Peter Lebowitz        67       1985                 Chief Executive Officer,
                                                       President and Director

Glen Freeman             69       1994                 Director

Theodore Listerman       75       1995                 Director

Jack Schultz             62       1994                 Director

Julian Shaps             73       1994                 Director

Susan A. Leonhardt       55       N/A                  Director of Accounting/
                                                       Administration

Howard H. Ward           65       N/A                  General Counsel

Howard Kaplan            50       N/A                  Secretary


(1)      Only Mr. Lebowitz and Ms. Leonhardt are employees of the Company.

         S. Peter Lebowitz has served as Chief Executive Officer and President of the Company since 1980. Mr. Lebowitz has been employed full time in the men's apparel industry for over 40 years beginning in 1954 when he joined Hochschild, Kohn & Co., Baltimore, Maryland. Thereafter, he served as a salesman in the Menswear Divisions at The Van Heusen Company and as Vice-President of Big Yank Corporation and Anvil Brands, Inc. From 1971 to 1979, he was Chairman and Chief Executive Officer of Smith Brothers Manufacturing Company, Carthage, Missouri, then the corporate owner of the Big Smith label. In 1980, he founded the Company, and in 1985, the Company acquired certain assets of Smith Brothers Manufacturing Company, including the ownership of the Big Smith label.

         Glen Freeman was elected a director of the Company in September 1994. Mr. Freeman served as General Manager of the Company after its acquisition of certain assets of Smith Brothers Manufacturing Company in 1985 until 1994. Mr. Freeman served as Vice-President of Merchandising of Smith Brothers Manufacturing Company from 1969, when it acquired Continental Manufacturing Company, to 1985. From 1945 to 1969, Mr. Freeman was employed by Continental Manufacturing Company. Mr. Freeman has been employed in the workwear industry for 50 years.

         Theodore L. Listerman was elected a director of the Company in January 1995. Mr. Listerman was involved in various aspects of the apparel business for approximately thirty years. Mr. Listerman served in numerous senior management positions at a number of major manufacturers and marketers of men's apparel products. At present Mr. Listerman is a doctoral candidate at the University of Missouri.

         Jack Schultz was elected a director of the Company in February 1994. Since 1993, Mr. Schultz has served as an active consultant to the retail industry dealing with assignments that cover a broad range of issues and entities involving virtually all major segments of the retail industry. Prior to his full time entry into the consulting business, Mr. Schultz served from 1991 to 1993 as the President of the National Retail Federation, a leading retail industry trade association.

         Julian Shaps was elected a director of the Company in February 1994. Mr. Shaps retired from full time participation in business in October 1990 following a career that spanned forty years in the sales and merchandising segment of the apparel industry. Mr. Shaps' previous positions include twenty-five years in various senior management positions at Salant, Inc., and approximately fifteen years as Vice President of Sales and Merchandising at M. Fine & Sons, Inc.

         Susan A. Leonhardt joined the Company in July 1998 as Director of Accounting and Administration. She is responsible for all financial reporting, accounting, internal auditing and related administrative functions. Ms. Leonhardt, a Certified Public Accountant, received a Bachelor's degree in Business Administration from Ohio State University of Columbus, Ohio in 1966 and a Master's degree in Accounting from the University of California of Los Angeles, California, in 1972. Ms. Leonhardt has held increasingly responsible financial, administrative, accounting and management positions in a variety of business environments. From October 1997 until July 1998, Ms. Leonhardt served as the Controller of Sunshine State Messenger Service, Inc. From August 1994 until October 1997, Ms. Leonhardt served as the Controller of InnoPet Brands, Inc. From October 1991 until May 1994, Ms. Leonhardt served as the Controller of Noon & Pratt.

         Howard H. Ward has served the Company as a business and financial consultant since 1993. He was appointed General Counsel by the Board of Directors in August 1998. Mr. Ward received a Bachelor's degree in History and English from Upsala College of East Orange, New Jersey in 1955 and a J.D. degree from the University of Pennsylvania Law School of Philadelphia, Pennsylvania in 1958. For the past five years, Mr. Ward has been a private business and financial consultant for various small and medium size businesses. Mr. Ward is not currently and has never been an employee of the Company.

         Howard Kaplan was elected Secretary of the Company in August 1994. Since 1991, Mr. Kaplan has served as President of Fabric Resources Corporation, a denim jobber, and from 1988 to 1991, he served as Purchasing Agent for the Company. Mr. Kaplan is not currently an employee of the Company.

         All directors hold office until the next annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. The Company's outside directors devote such time as is necessary and customary to attend meetings of the Board of Directors and committees of the Board of Directors and otherwise to perform their duties as directors. The Company's 1994 Stock Incentive Plan, as amended, provides for periodic automatic grants of nonqualified stock options to each member of the Board of Directors who is not also an employee of the Company on the date of grant.

         The Company's officers are elected annually by, and serve at the pleasure of, the Board of Directors, subject to the terms of any employment agreements. Mr. Lebowitz has an employment agreement with the Company. See "--Executive Compensation" and "--Employment Arrangements." No familial relationships exist between any directors or officers of the Company.

Executive Compensation

         The following table sets forth information concerning the compensation for services in all capacities for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996, of the Chief Executive Officer of the Company, who is the only executive officer at the Company who earned over $100,000 (the "Named Executive") for the fiscal year ended December 31, 1998.

                                               Summary Compensation Table

============================================================================================================================
                                                      Annual Compensation                     Long Term Compensation
----------------------------------------------------------------------------------------------------------------------------
                                                                        Other Annual         Awards           All Other
          Name and             Fiscal       Salary        Bonus         Compensation         Options        Compensation
     Principal Position         Year         ($)           ($)            ($) (1)              (#)               ($)
----------------------------------------------------------------------------------------------------------------------------
S. Peter Lebowitz-Chief         1998     $300,000            -             $ 11,379          500,000              -
Executive Officer               1997     $300,000            -             $ 10,996             -                 -
                                1996     $300,000            -             $  9,973             -                 -
============================================================================================================================

         (1) Represents the value of certain club membership dues and automobile lease payments.

Employment Arrangements

         S. Peter Lebowitz is employed as the Company's President and Chief Executive Officer under an employment agreement, expiring on December 31, 2003. Pursuant to the employment agreement, Mr. Lebowitz receives annual compensation of $300,000 and an annual bonus of up to $200,000 if the Company achieves a certain specified level of net income, which level has not been achieved as of yet during the term of the employment agreement. The employment agreement with Mr. Lebowitz further provides that if his employment were terminated by the Company without cause or at any time following a change of control, or by Mr. Lebowitz within twelve months after a change of control, the Company will pay to Mr. Lebowitz three years' salary, bonus and benefits in the amount and kind then in effect, subject to certain adjustments, in a lump sum 30 days after such termination.

         On February 11, 1998, in connection with his entry into the employment agreement, Mr. Lebowitz was granted options for the purchase of 500,000 shares of Common Stock pursuant to the terms and conditions of the Company's 1994 Stock Incentive Plan, as amended (the "1994 Plan"). The options are exercisable at $1.06 per share, the highest ask price on the last date on which trading took place prior to the date of grant, and vest in equal annual installments on the first four anniversaries of the date of grant.

Stock Incentive Plan

         The 1994 Plan is designed to provide additional incentives for officers, other key employees and non-employee directors of the Company to promote the success of the business and to enhance the Company's ability to attract and retain the services of qualified persons. The 1994 Plan is administered by an Executive/Compensation Committee appointed by the Board of Directors (the "Committee") which is authorized to grant to key employees (including officers) and non-employee directors selected by it incentive stock options and non-qualified stock options. A maximum of 900,000 shares of Common Stock are available for issuance under the 1994 Plan. The 1994 Plan will expire on, and no awards may be granted thereunder after, the tenth anniversary of the 1994 Plan, subject to the right of the Board of Directors to terminate the 1994 Plan at any time prior thereto. The Board of Directors may amend the 1994 Plan at any time, except no such amendment may impair the rights of recipients of previous grants without such grantee's consent and stockholder approval is required for any amendment which would increase the number of shares available under the 1994 Plan or change the class of employees eligible to receive grants under the 1994 Plan.

         Options granted under the 1994 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options are intended to qualify under Section 422 of the Internal Revenue Code. The exercise price of any incentive stock options granted under the 1994 Plan may not be less than the fair market value of the Common Stock at the time the option is granted, provided that, with respect to an incentive stock option granted to an optionee who is or will be the beneficial owner of more than 10% of the combined voting power of all classes of the Company's stock, the exercise price may not be less than 110% of the fair market value of the Common Stock on the date of grant. The exercise price of any nonqualified stock options granted under the 1994 Plan may be less than the fair market value of the Common Stock but not less than $.01 per share, the par value thereof. The exercise price may be paid in cash or, with the consent of the Committee, stock of the Company, including stock acquired under the same option.

         Incentive stock options and non-qualified stock options may be granted with terms of no more than ten years from the date of grant, provided that in the case of an incentive stock option granted to an optionee who is or, after such grant, will be the beneficial owner of more than 10% of the combined voting power of all classes of the Company's stock, the term of such option may not exceed five years. Options will survive for a limited period of time after the optionee's death, disability or normal retirement from the Company. Any shares as to which an option expires, lapses unexercised, or is terminated or canceled may be subject to a new option.

         The 1994 Plan provides for periodic automatic grants of nonqualified stock options to each member of the Board of Directors who is not also an employee of the Company on the date of grant ("Outside Director"). Each Outside Director who is appointed to fill a vacancy in the Board by action of the Board subsequent to January 1, 1995 will automatically receive a grant of a nonqualified stock option to purchase 10,000 shares, such grant to be effective as of the last day of the fiscal quarter of the Company in which the Outside Director was so appointed. At each annual stockholders' meeting commencing with the 1995 annual meeting of stockholders, each Outside Director elected to serve at such annual meeting will also automatically receive a grant of a nonqualified stock option to purchase 5,000 shares, to be effective as of the date of the annual meeting. The exercise price for each nonqualified stock option granted to an Outside Director will be the fair market value of the shares subject to the option on the date the option is granted.

         Unless otherwise determined by the Committee, options are to become exercisable cumulatively over a four year period, with 25% of the options becoming exercisable on each of the first four anniversaries of the date of grant. Options are to be exercised by filing a written notice of exercise with the Company, together with payment of the exercise price by certified check (or the equivalent thereof acceptable to the Committee) or, with the consent of the Committee, by delivery of a promissory note or delivery of shares of Common Stock having a fair market value equal to all or a part of the exercise price. The Company may require as a condition to delivery of any shares issuable upon the exercise of an option that the optionee remit to the Company an amount sufficient to satisfy withholding tax requirements, and that the following be obtained to the satisfaction of the Committee: (a) the listing, registration or qualification of the shares upon any securities exchange or under any federal or state law or regulation, (b) written agreements and representations by the optionee with respect to the acquisition or disposition of shares or any other matter which the Committee deems desirable to obtain an exemption from such requirements, and (c) the consents or approval of any regulatory body. Optionees have the right, with the consent of the Committee, to elect cashless exercises of their options by requesting the Company to reduce the number of shares otherwise issuable by a number of shares having a fair market value equal to all or a part of the exercise price. Upon written application, the Committee may also substitute a cash payment equal to the difference between the exercise price and the fair market value of shares underlying the options.

Indemnification of Directors and Officers

         Section 145 of the General Corporation Law of the State of Delaware permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article Eleventh of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), filed as Exhibit 3(a) to this Registration Statement, requires that the Company indemnify all persons whom it may indemnify pursuant thereto to the fullest extent permitted by Section 145.

         In addition, Article Tenth of the Certificate of Incorporation provides that directors and officers of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit.

         The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company purchased some of its raw materials for the production of workwear from a corporation whose President is the Secretary of the Company. Such purchases for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997 and were $146,634, $438,354 and $224,916. The Company also purchased finished package goods for its ladieswear clothing line from this corporation in the amount of $0 during the three months ended March 31, 1999 and $145,000 for the year ended December 31, 1998. Accounts payable to this related party totaled $105,324, $78,522 and $1,269 at March 31, 1999, December 31, 1998
and December 31, 1997. With the consummation of the Walls Sale and License, the Company has ceased to purchase raw materials from this corporation. The Company may resume, however, the purchase of finished package goods for its ladieswear line from the above referenced corporation.

         The Company's President, Chief Executive Officer and Chairman of the Board, participated in the Company's Credit Facility by providing partial security in the form of a $200,000 certificate of deposit. Mr. Lebowitz holds the Company's promissory note for $200,000 as security for this participation. The $200,000 promissory note bears interest at the rate of 8% per annum. Mr. Lebowitz also holds the Company's promissory note dated December 23, 1998 for $250,000 given in exchange for Mr. Lebowitz's repayment of bridge financing obtained by the Company in May 1998. The $250,000 promissory note bears interest at the rate of 8% per annum.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth, as of October 20, 1999, the number of shares of Common Stock (and the percentage of Common Stock) beneficially owned by (i) each person known (based solely on Schedules 13D or 13G filed) to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) the Named Executive and (iv) all directors and executive officers of the Company as a group (based upon information furnished by such persons). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose of or to direct the disposition of such security. In general, a person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

Name and Address                             Number of Shares    Percentage (%)
---------------                            Beneficially Owned    of Common Stock
                                           ------------------    ---------------
S. Peter Lebowitz  (1)                           829,500              18.72%
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida 33442

Theresa Lebowitz and Michael S. Nelson,
Esq., as trustees  (2)                           223,500              5.19%
c/o Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York  10022

Glen Freeman  (3)                                 18,125                *
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida  33442

Theodore Listerman  (3)                           18,125                *
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida  33442

Jack Schultz  (3)                                 18,125                *
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida  33442

Julian Shaps  (3)                                 18,125                *
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida  33442

Howard Kaplan (4)                                  3,250                *
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida  33442

Howard H. Ward, Esq. (5)                           6,250                *
c/o Big Smith Brands, Inc.
1700 S. Powerline Road, Suite G
Deerfield, Florida  33442

All directors and officers as a group (6
persons) (6)                                     911,500              20.19%


-----------------

  *      Indicates beneficial ownership of less than one (1%) percent.

(1) Includes 125,000 shares issuable upon exercise of options exercisable within 60 days.

(2) Represents shares held in trust for the benefit of Barbara Lynn Van Achte, Karen Sue Hart and Wendy Ann Lebowitz, with respect to which Mrs. Lebowitz and Mr. Nelson, a partner at the law firm of Kramer Levin Naftalis & Frankel LLP, the Company's outside corporate counsel, serve as trustees. Under the Trust Agreement, Mrs. Lebowitz and Mr. Nelson share voting and dispositive power, subject only to the beneficiaries' right to withdraw the shares under certain circumstances. Mrs. Lebowitz is the wife, and the three trust beneficiaries are the daughters, of Mr. Lebowitz.

(3) Includes 18,125 shares issuable upon exercise of options exercisable within 60 days.

(4) Includes 3,250 shares issuable upon exercise of options exercisable within 60 days.

(5) Includes 6,250 shares issuable upon exercise of options exercisable within 60 days.

(6) Includes options and warrants to purchase 207,000 shares exercisable within 60 days.


                            DESCRIPTION OF SECURITIES

General

         As of the closing of the offering, the Company's authorized capital stock will consist of 10,000,000 shares of Common Stock, par value $.01 per share.

Common Stock

         The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

         The Company's Warrants being registered under this prospectus were issued in connection with a private placement pursuant to Subscription Agreements. An aggregate of 1,100,000 Units, each consisting of one share of Common Stock and two warrants. Each Warrant is exercisable for the purchase of one share of Common Stock for a period of three years ending January 31, 2002. The number of Warrants and the number of shares of Common Stock underlying the Warrants will not be affected by the reverse stock split. In each Unit, one Warrant is exercisable for $1.50 per share and one Warrant is exercisable for $1.75 per share.

Stock Transfer Agent, Warrant Agent and Registrar

         The stock transfer agent, warrant agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

Stockholder Reports

         The Company furnishes its stockholders with annual reports containing audited financial statements and may furnish its stockholders quarterly or semi-annual reports containing unaudited financial information.

Delaware Anti-takeover Law and Certain Charter Provisions

         Section 203 of the Delaware General Corporation Law. The Company is subject to the provisions of Section 203 of the GCL (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (defined as a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder". A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Anti-takeover Law.


                         SHARES ELIGIBLE FOR FUTURE SALE

General

         The sale of a substantial number of shares of common stock or the availability of common stock for sale could adversely affect the market price of your common stock prevailing from time to time. S. Peter Lebowitz and the trusts established for the benefit of Mr. Lebowitz's children have entered into an agreement which prohibits them from selling stock in the Company for certain periods of time following the offering. For a description of shares of Common Stock eligible for future sale, see "Risk Factor Number 17." See also "Principal Stockholders" and "Shares Eligible for Future Sale".

         Rule 144 under the Securities Act imposes certain volume restrictions on sales by "insiders" in the Company. In general, Rule 144 provides that any person (or persons whose shares are aggregated) to whom Rule 144 is applicable, including an affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 28,712 shares) and (ii) the reported average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a two-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

         No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and the Company's ability to raise capital in the future through the sale of additional securities.

Lock-up Agreements

         In connection with the Private Placement, S. Peter Lebowitz and the trusts established for the benefit of Mr. Lebowitz's children have agreed not to offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any securities of the Company for a period of 18 months from the date of closing of the offering, without the prior written consent of Cromwell, which acted as the placement agent for the Private Placement.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York 10022.

                                     EXPERTS

         The Financial Statements of the Company for each of the years ended December 31, 1998 and 1997 included in this Prospectus have been so included in reliance on the report of Daszkal, Bolton & Manela, CPAs, independent accountants of the Company for such periods, given on the authority of said firm as experts in auditing and accounting. The Financial Statements of the Company for the three months ended March 31, 1999 were derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The three-month results of operations are not indicative of the results of operations to be expected for the full year for reasons including, but not limited to, the consummation of the Walls Sale and License.

                         CHANGE IN INDEPENDENT AUDITORS

         On January 16, 1998, the Company accepted the resignation of Baird, Kurtz & Dobson ("BKD") as its principal auditors. The decision to accept the resignation of BKD was approved by the Company's Board of Directors. BKD's reports on the financial statements for the past two years contained no qualification, adverse or disclaimer of opinion. Their report dated February 26, 1997, however, included a paragraph regarding substantial doubt about the Company's ability to continue as a going concern. Through the date of the change in auditors, there were no disagreements with BKD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of such accountants, would have caused them to make reference to the subject matter of the disagreements in connection with their reports.

         On February 11, 1998, the Company announced that it had engaged Daszkal, Bolton & Manela, CPAs, of Boca Raton, Florida, as the Company's independent auditors.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Commission a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock being offered in this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about us and the Common Stock being offered by this Prospectus, you should read the Registration Statement and its exhibits and schedules, which you may read without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 or Seven World Trade Center, New York, New York 10048. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. 20549. Any statements contained in the Prospectus as to the contents of any contract and any such contracts or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. We also file annual, quarterly and other reports and other information with the Commission. These materials may be obtained at any of the places mentioned above or at the Commission's Web site, the address of such site is http://www.sec.gov.

                             BIG SMITH BRANDS, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Independent Accountants' Report                                              F-2
Balance Sheets as of March 31, 1999 and December 31, 1998 and 1997           F-3

Statements of Operations for the Three Months Ended March 31, 1999 and       F-5
1998(Unaudited) and the Years Ended December 31, 1998 and 1997

Statements of Retained Earnings for the Three Months Ended March 31, 1999    F-6
and 1998 (Unaudited) and the Years Ended December 31, 1998 and 1997

Statements of Cash Flows for the Three Months Ended March 31, 1999 and 1998 F-8 (Unaudited) and the Years Ended December 31, 1998 and 1997


Notes to Financial Statements                                               F-10

                            DASZKAL, BOLTON & MANELA
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

        240 W. PALMETTO PARK ROAD, SUITE 300 o BOCA RATON, FLORIDA 33432
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236


JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                   OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Big Smith Brands, Inc.
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of Big Smith Brands, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Big Smith Brands, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a loss from operations in 1998 and 1997 and had a working capital deficiency at December 31, 1998 and 1997. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management has completed an equity offering in the first quarter of 1999 and has also entered into a contract to sell certain assets of the Company, as described in Notes 14 and 16. Additionally, Management contemplates additional funding from the exercise of warrants that are attached to the equity offering. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
                       /s/ Daszkal, Bolton & Manela, CPA's
Boca Raton, Florida
February 26, 1998

                             BIG SMITH BRANDS, INC.
                                 BALANCE SHEETS
                   MARCH 31, 1999, DECEMBER 31, 1998 AND 1997


                                                             MARCH 31, 1999              DECEMBER 31,
                                                                 ACTUAL              1998          1997
                                                              (unaudited)
ASSETS

CURRENT ASSETS

Cash                                                          $    33,647    $   112,917    $   111,190

Temporary investments                                               7,991          4,799          7,762

Accounts receivable, less allowance for doubtful
   accounts; March 31, 1999--$56,917,
  1998--$58,210, 1997-- $253,768 (Note 1)                       1,302,918      2,327,240      2,004,176

Inventories (Notes 1,2,7)                                       3,648,718      3,340,741      3,265,983

Prepaid expenses                                                   60,159        122,802        147,985
                                                              -----------    -----------    -----------

  Total current assets                                          5,053,431      5,908,499      5,537,096

PROPERTY AND EQUIPMENT, At Cost (Notes 1, 7)

Land                                                               20,000         20,000         20,000

Buildings                                                         600,317        557,289        497,978

Equipment                                                       1,948,221      1,936,213      1,940,252

Vehicles                                                           46,471         62,985         81,511

Leasehold improvements                                                 --         43,028             --
                                                              -----------    -----------    -----------

                                                                2,615,009      2,619,515      2,539,741

Less accumulated depreciation                                  (1,662,673)    (1,607,886)    (1,361,754)
                                                              ===========    ===========    ===========

Net property and equipment                                        952,336      1,011,629      1,177,987

OTHER ASSETS

Certificate of deposit (Note 12)                                  200,000        200,000             --

Trademarks, less accumulated amortizations:
   March 31, 1999--$26,099, December 31, 1998--
   $117,501, 1997--$34,391                                        389,761        398,359        432,749

Security deposits and non-compete expenses                        154,194         42,280         26,139

Deferred finance changes, less accumulated                             --
   amortization of March 31, 1999--$195,650,
   December 31, 1998--$160,522; 1997--69,949
   (Note 1)                                                       555,573        527,285        352,504
                                                              -----------    -----------    -----------

Total other assets                                              1,299,528      1,167,924        811,392
                                                              -----------    -----------    -----------

         Total assets                                         $ 7,305,295    $ 8,088,052    $ 7,526,475
                                                              ===========    ===========    ===========

                See accompanying notes to Consolidated Financial Statements.

                                BIG SMITH BRANDS


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                   MARCH 31, 1999, DECEMBER 31, 1998 AND 1997

                                                       MARCH 31, 1999         DECEMBER 31,
                                                          ACTUAL           1998         1997
                                                       (unaudited)
CURRENT LIABILITIES

Revolving line of credit (Note 3)                   $  2,784,281    $  3,911,316    $  2,595,088
Current maturities of long-term debt (Note 4)            284,176         379,176         429,609
Checks outstanding in excess of bank balance              67,821         181,596         277,284
Accounts payable                                       2,711,878       2,562,052       2,266,548
Accrued expenses                                         418,251         357,202         506,602
Accrued restructuring/litigation (Note 13)                81,053         130,291         330,863
Accrued royalties (Note 7)                               664,587         664,587         665,674
Accrued expenses                                         250,000         250,000
                                                    ------------    ------------   -------------
  Total current liabilities                            7,263,646       8,436,220       7,071,668
                                                    ============    ============    ============
Long-term debt (Note 4)                                  574,046         555,245       2,160,468
Note payable - stockholder (Note 12)                     200,000         200,000              --
                                                    ------------    ------------    ------------
  Total long-term debt                                   774,046         755,245       2,160,486
                                                    ------------    ------------    ------------

Commitments, Contingencies, and
  Subsequent Events (Notes 5, 11, 13 & 16)

Stockholders' deficit (Note 4):
Common stock, $.01 par value; authorized
10,000,000
  shares; issued and outstanding 8,613,546 actual
  March 31, 1999, 7,354,683 December 31, 1998,
  4,198,842,  December 31, 1997 shares                    86,136          73,547          41,998
Additional paid in capital                            10,088,910       9,130,767       7,181,620
Accumulated deficit                                  (10,907,442)    (10,307,727)     (8,929,297)
                                                    ------------    ------------    ------------
  Total stockholders' deficit                           (732,396)     (1,103,413)     (1,705,679)
                                                    ============    ============    ============
  Total liabilities and stockholders' deficit       $  7,305,294    $  8,088,052    $  7,526,475
                                                    ============    ============    ============

          See accompanying notes to Consolidated Financial Statements.

                             BIG SMITH BRANDS, INC.
                            STATEMENTS OF OPERATIONS
             THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                THREE MONTHS ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                                  1999           1998             1998          1997
                                                     (UNAUDITED)
REVENUES (Notes 1, 7)
  Net sales                                 $  2,132,322    $  2,263,917    $ 13,210,107    $ 12,560,715
                                            ------------    ------------    ------------    ------------
Cost of goods sold                             1,817,537       1,802,510       9,989,048      11,355,677
                                            ============    ============    ============    ============
Gross  profit                                    314,785         461,407       3,221,059       1,205,038
Operating expenses
 Selling                                         315,859         366,991       1,673,469       1,749,968
 General and administrative                      348,932         468,480       1,634,869       1,902,663
 Restructuring and litigation charges
 (Note 13)                                            --              --              --       1,007,897
 Bad debts                                            --              --          (7,652)        205,440
                                            ------------    ------------    ------------    ------------
Total operating expenses                         664,791         835,471       3,300,686       4,865,968
Loss from operations                            (350,006)       (374,064)        (79,627)     (3,660,930)
                                            ============    ============    ============    ============
Other income (expense):
 Royalty income (Notes 4, 8)                                                      50,000              --
 Interest income                                      --              --             261           6,235
 Interest expense                               (129,348)       (121,786)       (593,996)       (644,192)
 Amortization of debenture discount
 (Note 4)                                                       (606,204)       (606,204)       (193,796)
 Amortization of trademarks and loan fees                                       (124,963)       (104,340)
 Foreign currency transaction gain (loss)             --              --            (596)        (10,693)
 Loss on sale of equipment                                                       (19,363)        (21,514)
 Other income (expenses)                        (120,361)        (34,754)         (3,942)          2,807
                                            ============    ============    ============    ============
Total other (expense)                           (249,709)       (762,744)     (1,298,803)       (965,493)
                                            ============    ============    ============    ============
Loss before income taxes                        (599,715)     (1,136,808)     (1,378,430)     (4,626,423)
                                                            ------------    ============    ============
Provision for income taxes (Note 6)                                                   --              --
                                                                            ============    ============
Net loss                                    $   (599,715)   $ (1,136,808)   $ (1,378,430)   $ (4,626,423)
                                            ============    ============    ============    ============
Net loss per share (basic and diluted)
  (Note 1)                                  $       (.07)   $      (0.16)   $       (.21)   $      (1.16)
                                            ============    ============    ============    ============
Weighted average common shares
  outstanding (Note 1)                         8,613,546       4,829,844       6,530,366       3,985,484
                                            ============    ============    ============    ============

          See accompanying notes to Consolidated Financial Statements.

                             BIG SMITH BRANDS, INC.

                         STATEMENTS OF RETAINED EARNINGS
             THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                               Common Stock,
                                               $.01 par value
                                          ------------------------

                                                                        Additional
                                                            Common        Paid-in       Accumulated
                                          Shares            Stock         capital         deficit           Total
                                          ------            -----         -------         -------           -----
Balance (deficit), January 1, 1997                    $     39,300   $  6,315,818    $  (4,302,874)   $  2,052,244
Discount on convertible debentures
  (Note 4)                                       --        800,000             --          800,000
Conversion of convertible debentures
  (Note 4)                                    2,698         65,802             --           68,500
Net loss - 1997                                  --             --             --       (4,626,423)     (4,626,423)
                                       ------------   ------------    ------------    ------------    ------------
Balance (deficit) December 31, 1997                         41,998      7,181,620       (8,929,297)     (1,705,679)

Conversion of convertible debentures
  into common shares (Note 4)                               29,000      1,602,500               --       1,631,500
Conversion of accounts payable
  and interest costs into
  common shares                                              2,549        378,743               --         381,292
Debenture issuance cost                          --        (32,096)            --          (32,096)
Net loss - 1998                                                 --             --       (1,378,430)     (1,378,430)
                                       ------------   ------------    ------------    ------------    ------------
Balance (deficit), December 31, 1998                  $     73,547   $  9,130,767     $(10,307,727)   $ (1,103,413)
                                                      ============    ============    ============    ============
Balance (deficit), January 1, 1998        4,198,842   $     41,988   $  7,181,620     $ (8,929,297)   $ (1,705,679)
Conversion of convertible debentures
into common shares (Note 4)               2,900,000         29,000      1,602,500                        1,631,500
Net loss - March 31, 1998                        --             --             --       (1,136,808)     (1,136,808)
                                       ------------   ------------    ------------    ------------    ------------
Balance (deficit), March 31, 1998         7,099,842   $     70,998   $  8,784,120     $(10,066,105)   $ (1,210,987)
                                       ============   ============    ============    ============    ============
Balance (deficit), January 1, 1999        7,354,683   $     73,547   $  9,130,767     $(10,307,727)   $ (1,103,413)
(continued on next page)

                             BIG SMITH BRANDS, INC.

             THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


Debit Issuance Costs                                                            (8,268)                         (8,268)
Private Placement (shares and warrants)      1,100,000          11,000         968,000         979,000

Conversion of accounts payable
   into Common Stock                           158,863           1,589          (1,589)              0

Net loss - March 31, 1999                         --              --              --          (599,715)       (599,715)
                                          ------------    ------------    ------------    ------------    ------------

Balance (deficit), March 31, 1999            8,613,546    $     86,136    $ 10,088,910    $(10,907,442)   $   (732,396)
                                          ============    ============    ============    ============    ============

          See accompanying notes to Consolidated Financial Statements.

                             BIG SMITH BRANDS, INC.

                            STATEMENTS OF CASH FLOWS
             Three Months Ended March 31, 1999 and 1998 (Unaudited)
                     Years Ended December 31, 1998 and 1997

                                                    THREE MONTHS ENDED                YEAR ENDED
                                                          MARCH 31,                   DECEMBER 31,
                                                    1999           1998          1998           1997
                                                       (UNAUDITED)
Cash flows from operating activities
  Net loss                                      $  (599,715)   $(1,136,808)   $(1,378,430)   $(4,626,423)
  Items not requiring cash:
   Depreciation and amortization                    119,026         97,119        395,062        375,364
   Loss on sale or impairment of property and
   equipment                                                                       19,363         26,457
  Amortization of debenture discount                               606,204        606,204        193,796
  Allowance for doubtful accounts                                                (195,558)       (72,376)
  Allowance for inventory obsolescence                                           (127,096)        49,077
  Changes in assets and liabilities:
   Accounts receivable                           (1,025,815)       829,143       (127,506)     1,219,030
   Royalties receivable                                --        1,195,803
   Inventories                                      307,977     (1,116,441)        52,338        829,704
   Prepaid expenses                                 (62,645)      (125,514)        25,183          3,993
   Other assets                                     131,604         14,559        (16,141)       (14,009)
   Accounts payable and accrued expenses            107,153         47,964        409,230       (378,439)
   Accrued restructuring and litigation                                          (200,572)      (320,439)
                                                -----------    -----------    -----------    -----------
       Net cash used in operating activities     (1,022,415)      (773,775)      (537,923)      (761,971)

Cash flows from investing activities:
  Proceeds from the sale of property and
 equipment                                                                          3,075          1,250
  Purchase of property and equipment                 (4,506)        (6,630)      (126,179)       (65,561)
  Proceeds from temporary investments                 3,192         70,649          2,963        137,144
                                                -----------    -----------    -----------    -----------
       Net cash (used in) provided by in
       investing activities                          (1,314)       (64,019)      (120,141)        72,833
                                                -----------    -----------    -----------    -----------

(Continued on next page.)

          See accompanying notes to Consolidated Financial Statements.

                             BIG SMITH BRANDS, INC.

             Three Months Ended March 31, 1999 and 1998 (Unaudited)
                     Years Ended December 31, 1998 and 1997


                                                         THREE MONTHS ENDED                     YEAR ENDED
                                                              MARCH 31,                        DECEMBER 31,
                                                       1999             1998               1998              1997
                                                             (UNAUDITED)
Cash flows from financing activities
  Checks outstanding in excess of bank balance      (113,775)      (273,342)       (95,688)        (7,268)
  Proceeds from long-term debt                                                     (50,433)     1,103,840
  Net borrowings (repayments) under
line-of-credit agreement                           1,127,035       (132,622)     1,316,228     (1,038,089)
  Principal payments on long-term debt               (18,801)       (14,834)      (579,945)      (706,253)
  Proceeds from issuance of convertible
 debentures                                                                             --      1,700,000
  Increase in deferred finance costs                                              (180,371)      (422,453)
  Increase in loan from stockholder                                                250,000             --
                                                                               -----------    -----------
     Net cash provided by financing activities       944,459        125,886        659,791        629,777
                                                 -----------    -----------    -----------    -----------

Increase (decrease) in cash                          (79,270)      (134,759)         1,727        (59,361)
Cash, beginning of period                            112,917        170,551        111,190        170,551
                                                 -----------    -----------    -----------    -----------
Cash, end of period                              $    33,647    $    35,792    $   112,917    $   111,190
                                                 ===========    ===========    ===========    ===========
Supplemental schedule of non-cash investing
and financing activities:
  Imputed discount on convertible debentures     $        --    $        --    $        --    $   800,000
  Conversion of convertible debentures into
   common stock                                  $        --    $        --    $ 1,631,500    $    68,500
  Conversion of accounts payable and accrued
    expenses into common stock                   $        --    $        --    $   381,291    $        --
Additional cash payment information:
   Interest paid                                 $   129,348    $        --    $   594,604    $   767,817
                                                 ===========    ===========    ===========    ===========
   Income taxes                                  $        --    $        --    $        --    $        --
                                                 ===========    ===========    ===========    ===========

          See accompanying notes to Consolidated Financial Statements.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company's revenues are predominately earned from manufacture and sale of quality work apparel under a variety of brand names, including Big Smith, Smith Mountain Classics and Big Smith Vintage. During 1998, the Company also introduced its new sportswear line with sales of approximately $1,137,000. The Company extends unsecured credit principally to national chains and local stores throughout the United States and certain manufacturers and distributors in Europe. One unaffiliated customer (Wal-Mart Stores, Inc.), accounted for 55.4% and 45.6% of the Company's operating revenues for the years ended December 31, 1998 and 1997. Accounts receivable for this customer totaled approximately $1,325,550 and $1,023,000, at December 31, 1998 and 1997.


Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Big Smith Global Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory Pricing

All inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

Property and Equipment

Property and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method. Depreciation expense for the years ended December 31, 1998 and 1997 was $270,099 and $271,024.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangibles and Deferred Finance Charges

Trademark acquisition costs are being amortized using the straight-line method based upon the economic useful life of fifteen years. Deferred finance charges are recognized using the straight-line method over the term of the related debt, and are included in amortization of trademarks and loan fees. The Company periodically evaluates the carrying value of intangible assets to determine whether any impairment has occurred in the value of such assets. Impairments are recognized when the present value of projected future cash flows is less than their carrying value. See Note 7 regarding certain impairment write downs that were recorded during 1997.

Earnings Per Share

Earnings per share are computed based on the weighted average number of common shares outstanding during the year. Stock warrants and options outstanding are common stock equivalents and are included in the calculation of earnings per share to the extent they are dilutive using the treasury-stock method. Basic and diluted earnings per share are the same.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1998 and 1997.

Revenue Recognition

Revenue from sales is recognized when title passes to the customer.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred approximately $153,000 and $87,000 in advertising costs during the years ended December 31, 1998 and 1997.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - INVENTORIES

Inventories at December 31, 1998 and 1997 consisted of the following:

                                                      1998                1997
                                                     ------               ------

Raw materials                                      $  656,913         $  760,759
Work-in-process                                       358,784            440,591
Finished goods                                      2,325,044          2,064,633
                                                    ---------          ---------
      Total inventories                            $3,340,741         $3,265,983
                                                   ==========         ==========

NOTE 3 - REVOLVING LINE-OF-CREDIT

                                                      1998                1997
                                                    ------               ------

Revolving line-of-credit                           $3,911,316         $2,595,088
                                                   ==========         ==========


At December 10, 1997, the Company secured a revolving loan and credit accommodation allowing for maximum borrowing of $10,000,000 with borrowing levels based upon a specified percentage of eligible accounts receivable, inventories, real property, equipment, and trademarks (see Note 4). The loan bears interest at prime rate plus 1.875% (9.625% at December 31, 1998 and 10.375% at December 31, 1997), and matures in December 2000. At December 31, 1998, the Company has approximately $121,000 available under the entire accommodation with $0 available under the revolving line-of-credit.

The agreement also provides for additional interest under certain circumstances and other stated fees.

The loan is secured by the accounts receivable, inventories, property and equipment, and trademarks. The loan agreement contains a restriction regarding a capital expenditure limit.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - LONG-TERM DEBT

Long-term debt includes the following notes payable:
                                                         1998             1997
                                                      ----------      ----------

6% convertible debentures due 2000 (a)                $       --      $1,025,296
Facility loans (b)                                       743,840       1,103,840
Trademark note (c)                                        50,000         200,000
Equipment financing (d)                                  118,421         210,239
Other                                                     22,160          50,720
                                                      ----------      ----------
                                                         934,421       2,590,095
Less: current maturities                                 379,176         429,609
                                                      ----------      ----------
                                                      $  555,245      $2,160,486
                                                      ==========      ==========

Aggregate annual maturities of long-term debt at December 31, 1998 were:

                        1999                          $  379,176
                        2000                             555,245
                                                      ----------

      Total future maturities                         $  934,421
                                                      ==========


(a) On April 2, 1997, the Company sold convertible debentures in the principal amount of $1,700,000 to an offshore accredited investor in a private placement. The debentures accrued interest at 6%, mature on March 31, 2000 and were unsecured. After May 15, 1997, the debentures were convertible into common stock of the Company at the option of the holder.

The conversion price for each share specified is the lesser of $2.80 or 70% of the stock's market price on the conversion date if converted between May 16 and July 10, 1997, and the lesser of $2.80 or 67.5% of the stock's market price on the conversion date if converted after July 10, 1997. The Company paid fees aggregating $280,000 and issued a warrant to purchase 100,000 shares of the Company's common stock to the investment banker that arranged the transaction. The warrant provides for a purchase price of $2.00 per share and expires March 31, 2002.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM DEBT (Continued)

Because at the time of issuance the debenture holder's conversion rights allowed a conversion into common shares with a market value in excess of the debenture principal, this excess at the debenture issuance date of approximately $800,000, was credited to additional paid-in capital. The resulting discount on the debentures is charged to operations as imputed interest. During the year and period ended December 31, 1998 and 1997, $1,631,500 and $68,500 of convertible debt has been converted into 2,900,000 and 269,842 shares of common stock and the un-amortized portion of the discount of $606,204 at December 31, 1997 has been charged to expense in 1998.

(b) December 10, 1997, the Company obtained a facility loan in the amount of $1,103,840 along with a revolving line-of-credit loan, (see Note 3). The facility loan is secured by real estate, equipment and trademarks of the Company. The loan provides for equal monthly payments over a five year period of time and bears interest at prime plus 1.875% (9.625% and 10.375% at December 31, 1998 and 1997.)

(c) The trademark note is non-interest bearing, payable in annual installments of $100,000 and due April 18, 1999. At December 18, 1998, an exclusive sales territory agreement was granted to the creditor for purchase and sale of Big Smith Branded apparel throughout Italy. In consideration of these rights and privileges, the Company charged the creditor a one-time royalty fee of $50,000 and in return, the creditor reduced the outstanding balance of the debt by the same amount (see Note 8).

(d) The equipment loan bears interest at 9.7% and is payable $7,921 per month including interest through April 20, 2000 and secured by certain equipment.

NOTE 5 - OPERATING LEASES

The Company leases real property under noncancellable operating leases for periods of 36 to 60 months. Rent expense for the years ended December 31, 1998 and 1997 was approximately $165,000 and $123,000.

Future minimum lease payments at December 1998 were:

-------------------------------------------------------------------------------
                  1999                                              $  98,422
-------------------------------------------------------------------------------
                  2000                                                 71,315
-------------------------------------------------------------------------------
                  2001                                                 39,168
-------------------------------------------------------------------------------
                  2002                                                 40,343
-------------------------------------------------------------------------------
                  2003                                                  6,757
-------------------------------------------------------------------------------
                  Thereafter                                               --
--------------------------------------------------------------------------------
                  Total future minimum lease payments               $ 256,005
                                                                    =========
--------------------------------------------------------------------------------

                                              BIG SMITH BRANDS, INC.
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 6 - INCOME TAXES

The provision (benefit) for income taxes includes these components:
                                                      1998            1997
                                                   -----------    -----------
Current                                           $         --   $          --
Deferred                                                    --              --
Change in beginning of year valuation allowance             --              --
                                                  ------------   -------------
         Total                                    $         --   $          --
                                                  ============   =============


A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:
                                                       1998            1997
                                                    -----------    -----------
Computed at the statutory rate (34%)                $  (486,272)   $(1,548,938)
Increase (decrease) resulting from:
   Non-deductible expenses                               17,446         19,333
   State income taxes and other, net of federal
      tax benefit                                       (50,036)      (163,289)
   Change in deferred tax asset valuation allowance     518,862      1,692,894
                                                    -----------    -----------
Actual tax provision                                $        --    $        --
                                                    ===========    ===========


The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

Deferred tax assets:                                      1998           1997
                                                        -------        -------
   Allowance for doubtful accounts                  $    22,702    $    98,970
   Inventories                                              653         85,050
   Provision for impairment losses on property
      and equipment                                      60,966         60,966
   Accrued health insurance                              69,462         71,757
   Accrued compensated absences                           3,738             --
   Accrued stock option compensation                     24,130         17,997
   Accrued restructuring/litigation                      50,813        129,037
   Net operating loss carryforward                    3,712,641      2,975,915
                                                    -----------    -----------
                                                      3,945,105      3,439,692
Deferred tax liabilities:
   Accumulated depreciation                            (119,596)      (133,045)
                                                    -----------    -----------

Net deferred tax asset before valuation allowance     3,825,509      3,306,647
                                                    -----------    -----------

Valuation allowance:
   Beginning balance                                 (3,306,647)    (1,613,753)
   Increase during the period                          (518,862)    (1,692,894)
                                                    -----------    -----------
   Ending balance                                    (3,825,509)    (3,306,647)
                                                    -----------    -----------

Net deferred tax asset                              $        --    $        --
                                                    ===========    ===========

                                              BIG SMITH BRANDS, INC.
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 6 - INCOME TAXES (Continued)

The above net deferred tax asset is presented on the balance sheets as follows:

                                                        1998           1997
                                                        ----           ----
Deferred tax asset - current                        $    96,555    $   255,777
Deferred tax asset - long-term                        3,728,954      3,050,870
Valuation allowance                                  (3,825,509)    (3,306,647)
                                                    -----------    -----------
         Net deferred tax asset                     $        --    $        --
                                                    ===========    ===========

The Company has unused operating loss carryforwards of approximately $9,520,000 and $7,630,000, at December 31, 1998 and 1997 which expire principally in 2013 and 2012.

NOTE 7 - SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Royalties Receivable and Payable

At December 31, 1998 and 1997, the Company has recorded accrued royalties payable of $664,587 and $665,674 for 1998 and 1997 as a current liability. As discussed in Note 13 the Company is currently involved in various litigation involving purported termination of the Caterpillar licensing agreement, including amounts to be received from licenses for sale of Caterpillar goods manufactured abroad and royalties to be paid to Caterpillar. Management's position is that there will be no payment made regarding the amount of recorded royalties payable. Because the payable is involved in litigation, events could occur in the near term that would materially affect the amount and timing of payments of this account.

Provision for Inventory Obsolescence and Marketability

At December 31, 1997, the Company had quantities of certain fabric, trim and finished goods that exceeded the current year volume of sales or use. Management reduced the carrying value of these items by approximately $218,000, through a charge included in the 1997 cost of goods sold. The Company sold these goods during 1998.

Reduction of Value of Long-Lived Assets

In connection with the restructuring/litigation described in Note 13, the Company had reduced the carrying value of certain building improvements and equipment by approximately $156,000 at December 31, 1997.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SIGNIFICANT ESTIMATES AND CONCENTRATIONS (Continued)

Self Insurance

The Company maintains a self-insured health program covering substantially all of its employees. The Company retains the liability for claims amounts up to $25,000 annually for each covered employee and has reinsured the liability for annual claim amounts in excess thereof and $1,000,000 in aggregate with a commercial insurer. Provisions for claims costs are recorded based upon management's estimates of the Company's aggregate liability for claims incurred. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

Litigation - Related Obligations

As discussed in Note 13, the Company is a defendant in several lawsuits. The Company intends to defend against these lawsuits and pursue counterclaims, if available. The financial statements include estimates of the costs of defense; they include no accruals of any amounts receivable for counterclaims. The amounts of ultimate costs related to these lawsuits and amounts which may be recoverable through counterclaims could differ materially in the near term.

Major Customers

Current vulnerabilities due to concentrations of major customers are discussed in Note 1.

Revenues from Major Products.

Net sales of overalls accounted for approximately $6.4 million and $7.7 million in 1998 and 1997.

NOTE 8 - LICENSING AGREEMENTS

The Company has entered into a one year licensing agreement at December 18, 1998, with a company in Italy that will design, manufacture and distribute, throughout Italy, sweaters and jackets bearing the Big Smith trademark, label and/or brand. During the term of this agreement, the company in Italy will also have the exclusive right to sell other apparel products purchased from Big Smith Brands, Inc.

As discussed in Note 13, the Company's license with Caterpillar purportedly has been terminated.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS AND WARRANTS

Stock Option Plan

Under the Company's stock option plan, 500,000 shares of common stock were reserved for issuance upon exercise of options granted to directors, officers and employees of the Company. Options issued through December 31, 1998 carry exercise prices ranging from 27% to 75% of the quoted market price on the date of the grant. The options vest equally over a period of four years following the date of grant and the unexercised portion of the options expires and ceases to be exercisable on the earlier of the fifth year after the date of the grant or specified date following termination of employment.

In 1996, the Company elected to continue measuring compensation cost using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Compensation (benefit) cost recognized for the stock option plan amounted to $(24,575) and $40,300 for 1998 and 1997. Disclosures about the fair value of options and pro forma disclosures of the effect of measuring compensation based on the fair value method of accounting have not been presented because management believes such values do not have a material effect.

On February 11, 1998, the Board of Directors granted each non-employee member of the Board of Directors an option to purchase 10,000 shares of common stock of the Company. Also, the President of the Company was granted options to purchase 1,000,000 shares of the Company's common stock. A senior advisor to the Company was granted options to purchase 50,000 shares of the Company's stock. The option exercise price at the date of grants is equal to the fair market value of the common stock.

Information related to options is summarized below:

                                                                          Weighted
                                                                           Average
                                                           Number of    Exercise Price
                                                            Options       Per Option
Outstanding at December 31, 1996 (24,413 exercisable)           202,650    $2.77
Granted                                                         110,100      .47
Exercised                                                            --       --
Forfeited                                                       (17,050)    3.18
                                                             ----------    -----
Outstanding at December 31, 1997 (67,850 exercisable)           295,700     2.04
                                                             ----------    -----
Granted                                                       1,112,000      .55
Exercised                                                            --       --
Forfeited                                                       (63,900)    1.97
                                                             ----------    -----
Outstanding at December 31, 1998 (108,850) exercisable        1,343,800    $ .81
                                                             ==========    =====

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS AND WARRANTS (Continued)

Information related to options outstanding at December 31, 1998:

Exercise price range                                           $0.42 - $4.00
Number of options:
   Outstanding                                                     1,343,800
   Exercisable                                                       108,850
Weighted average exercise price:
   Outstanding                                                        $  .81
   Exercisable                                                         $2.50
Weighted average remaining contractual life                          4 years

At December 31, 1997, the Company had 1,955,000 warrants outstanding that allows the holder to purchase one share of common stock, par value $.01 per share until February 8, 1998 at an exercise price of $4.60 per share. None of the warrants were exercised.

At August 10, 1998, the Company granted 20,000 warrants to accredited investors to purchase the common stock of the Company at an exercise price of $1.00 for a period of five years.

NOTE 10 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods were used to estimate the fair value of financial instruments:

Cash and Checks Outstanding in Excess of Bank Balance

The carrying amount is a reasonable estimate of fair value.

Cash - Foreign

The carrying amount of cash held in foreign bank accounts is a reasonable estimate of their fair value.

Certificate of Deposit

The carrying amount of the certificate of deposit is a reasonable estimate of its face value.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
                      (Continued)

Notes Payable and Long-term Debt

Fair value is estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

                                   December 31, 1998       December 31, 1997
                                 -------------------      -------------------
                                 Carrying       Fair      Carrying      Fair
                                  Amount        Value      Amount        Value

Financial assets:
   Cash                        $  112,917   $  112,917   $  111,190   $  111,190
   Temporary investments            4,799        4,799        7,761        7,761
   Certificate of deposit         200,000      200,000           --           --
Financial liabilities:
   Checks outstanding in
      excess of bank balance      181,596      181,596      277,284      277,284
   Line-of-credit               3,911,316    3,911,316    2,595,088    2,595,088
   Long-term debt                 934,421      934,421    2,590,095    2,590,095

NOTE 11 - COMMITMENTS

The Company has existing significant purchase commitments of approximately $1,304,000 for raw materials with various scheduled delivery dates in 1999. These obligations will be assigned to Walls Industries, Inc. (see Note 16).

The Company is committed to pay an annual $50,000 facility fee on the revolving loans and credit accommodations to the bank.

NOTE 12 - RELATED-PARTY TRANSACTIONS

The Company purchases some of its raw materials from a corporation whose President is the Secretary of the Company. Such purchases for the years ended December 31, 1998 and 1997 were $468,354 and $224,916.

In July 1998, a $200,000 certificate of deposit was pledged as collateral for the revolving line-of-credit lender by the Chairman of the Board of Directors. The Company issued a note payable to the Chairman for the repayment of the collateral and has reflected the certificate of deposit and note payable in the December 31, 1998 Balance Sheet.

In December 1998, the Chairman also loaned the Company $250,000 and the Company issued an 8% demand note payable to the Chairman.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - LITIGATION AND RESTRUCTURING

Caterpillar Litigation and Other Related Matters

The Company is currently engaged in litigation in the United States and in Great Britain with Caterpillar, Inc., with respect to the Company's rights to continue to manufacture and sell Caterpillar branded products through December 31, 1999, the expiration date of the license.

There can be no assurance that the outcome of the litigation will be favorable to the Company. If the outcome of the litigation is not favorable, such outcome could have a material adverse effect on the financial condition of the Company.

The Company is involved in pending or threatened litigation in foreign jurisdictions with a number of its foreign distributors in connection with their refusal to pay royalties and accounts receivable for the sales of goods to such distributors. Certain of these distributors have made claims against the Company relating to the effects of the purported termination of the Caterpillar license on their arrangements with the Company.

The Company's attorneys have advised the Company that it has valid claims in these actions for royalties and accounts receivable owing. There can be no assurance that the outcome of these litigations will be favorable to the Company. Additionally, the Company believes that the outcome of these actions, and particularly with respect to any claims against it in these actions, may depend, in part, on the outcome of the Caterpillar litigation.

Restructuring

Because of the purported termination of the Caterpillar licensing agreement and the resulting litigation discussed above, management adopted a plan to downsize and restructure the Company's operations. This plan included liquidation of the remaining inventory of Caterpillar goods, closure of two manufacturing facilities, sale or transfer of equipment at those facilities, termination or relocation of certain employees and reorganization of the remaining personnel and business structure.

Provisions were accrued in 1997 and 1996 for costs associated with the litigation arising from the Caterpillar agreement and the subsequent restructuring of the Company. Provision with respect to inventory write downs and closeouts were accrued during 1997 and 1996 in cost of goods sold.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - LITIGATION AND RESTRUCTURING (Continued)

Restructuring (Continued)

Operating expenses were accrued in 1997 and 1996 for the costs of closing domestic and foreign facilities and impairment of property and equipment and other long-lived assets, as well as the costs of litigation and collection of disputed amounts receivable related to the Caterpillar matters.

Activity in the accrued restructuring/litigation liability account during 1998 and 1997 is summarized as follows:

                                                        1998            1997
                                                    -----------     -----------

Beginning balance                                   $   330,863     $   651,302
Subsequent adjustments of costs and losses
   recognized                                                --       1,007,897
Cash paid and noncash amounts utilized                 (200,572)     (1,328,336)
                                                    -----------     -----------

Ending balance                                      $   130,291     $   330,863
                                                    ===========     ===========

NOTE 14 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS

As discussed in Notes 3 and 13, the Company's liquidity needs could exceed the amount of borrowings available under the existing agreement. The Company has commenced steps to obtain additional sources of liquidity including the sale of additional common stock of $1,100,000 in January 1999. The Company also signed an agreement dated February 26, 1999 to sell certain assets and inventory relating to its' workwear line and grant a license to manufacture workwear under the Big Smith label (see Note 16). Management also plans to raise additional equity during 1999. Management believes these actions will provide the necessary capital and cash requirements to ensure the Company's ability to continue as a going concern.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED, NOT REVIEWED BY INDEPENDENT AUDITORS)

                                                                  Provision
                  Total         Operating                        (Credit) for    Earnings
 Calendar       Operating        Income               Other         Income      (Loss) per
 Quarter        Revenues         (Loss)             Expenses        Taxes         Share
 -------        --------         ------             --------        -----         -----
1998
  First (1)  $  2,263,917    $   (374,064)      $    762,744      $     --    $      (.23)
  Second (1)    2,541,746        (380,536)           164,398            --           (.08)
  Third         4,123,616         430,306            180,860            --            .04
  Fourth        4,280,828         244,667            190,801                          .06
             ------------    ------------       --------------    --------    -----------
             $ 13,210,107    $    (79,627)      $  1,298,803(2)   $     --    $      (.21)
             ============    ============       ==============    ========    ===========

                                                                                  1997
  First      $  1,743,823    $   (491,941)      $    134,151      $     --    $      (.16)
  Second        2,365,784        (488,872)           247,818            --           (.19)
  Third (3)     4,232,496        (603,061)           217,792            --           (.21)
  Fourth (3)    4,218,612      (2,077,056)           365,732            --           (.60)
             ------------    ------------       --------------    --------    -----------
             $ 12,560,715    $ (3,660,930)      $    965,493(2)   $     --    $     (1.16)
             ============    ============       ==============    ========    ===========

(1) The first and second quarter operating (loss) is attributable to the increases of selling and administrative expenses associated with the new Big Smith Sportswear line.

(2) Other expenses are comprised primarily of interest and amortization of the debenture discount expense in the amounts of $1,200,200 and $837,987 for 1998 and 1997. The first quarter of 1998 included $606,204 of converting debenture discount expense arising as a result of the retirement of all of the outstanding convertible debentures.

(3) Operating (loss) reflects provisions approximately of $650,000 and $358,000 for the fourth and third quarters for restructuring and litigation costs. Also included in fourth quarter operating results are approximately $304,000 of inventory write downs and accounts payable adjustments charged to costs of goods sold and additional allowance for doubtful accounts of approximately $169,000 charged to bad debts expense.

                             BIG SMITH BRANDS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUBSEQUENT EVENTS

At February 18, 1999, the Company completed a $1,100,000 private placement for 1,100,000 shares of the Company's common stock with two warrants to purchase a share of the Company's common stock at $1.50 and $1.75. The warrants will have a three-year term. After the completion of the offering, the Company will effect a three-to-one reverse stock split. The number and exercise prices of the warrants will not be adjusted by such stock split.

Upon completion of the exercise of the warrants, the Company will pay the placement agent a consulting fee of $5,000 per month for a period of two years, payable annually in advance. The Company has also agreed to prepare and file a registration statement covering all of the securities in the units including the placement agents securities.

On February 26, 1999, the Company entered into a series of agreements with Walls Industries, Inc. to sell to Walls its workwear manufacturing machinery and entire workwear inventory and raw materials. The Company also will grant Walls a license to manufacture workwear under the Big Smith label.

The purchase price will be computed based upon the appraised value of certain machinery and equipment and the book value of inventory and raw materials at closing. The Company will receive the majority of the purchase price at closing with the remaining amount within thirty-five days after closing. In consideration for a ten-year non-competition agreement, Walls will pay the Company $4,600,000 over an eight-year period with $400,000 due at closing and 400,000 six months thereafter. The transaction is contingent upon stockholder and lender approval.

The following financial information assumes the transaction occurred at December 31, 1998 and represents the assets that would be sold pursuant to the agreement (in thousands):

    -----------------------------------------------------------------------
           Inventory                                       $2,809
    -----------------------------------------------------------------------
           Property and equipment, net                        321
    -----------------------------------------------------------------------

The majority of the proceeds will be applied to the revolving line-of-credit and long-term debt. Workwear represented 86% of the Company's sales in 1998. Management has not estimated pro-forma affect the proposed sale would have had on 1998 operations had the transaction occurred on January 1, 1998 or the effect on the carrying value of the remaining assets and liabilities.

NOTE 17 - RECLASSIFICATIONS

Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 financial statement presentation. These reclassifications had no effect on reported net loss.

================================================================================

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.

                                   ----------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary...........................................................5
Risk Factors.................................................................7
Selling Securityholders.....................................................13
Plan of Distribution........................................................15
Price Range of Common Stock.................................................15
Dividend Policy.............................................................17
Capitalization..............................................................17
Management's Discussion and Analysis of Results
  of Operations and Financial Condition.....................................18
Business....................................................................30
Management..................................................................38
Certain Relationships and Related Transactions..............................42
Principal Stockholders......................................................42
Description of Securities...................................................44
Shares Eligible for Future Sale.............................................45
Legal Matters...............................................................46
Experts.....................................................................46
Change in Independent Auditors..............................................46
Where You Can Find More Information.........................................46
Index to Financial Statements..............................................F-1

================================================================================

================================================================================

                                 605,000 Shares
                               2,420,000 Warrants
                           2,420,000 Shares Underlying
                                  the Warrants

                                       of

                                  Common Stock


                             Big Smith Brands, Inc.


                                   ----------

                                   PROSPECTUS

                                   ----------



                                October 22, 1999

================================================================================

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

         Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

         The Registrant's Certificate of Incorporation, filed as Exhibit 3(b) to this Registration Statement, provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL.

         The Registrant may provide liability insurance for its directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 25.  Other Expenses of Issuance and Distribution.

         The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement (other than the underwriting discounts and commission) will be as follows:

                                                                        TOTAL*

SEC registration fee                                                    $2,238
Blue Sky fees and expenses (including counsel fees)                     $10,000
Accounting fees and expenses                                            $5,000
Legal fees and expenses                                                $135,000
Printing and engraving expenses                                         $7,000
Transfer Agent, Warrant Agent and Registrar fees and expenses           $3,600
Miscellaneous                                                           $2,500

   Total                                                               $165,338


         * All expenses are estimated, except for filing fees.

Item 26.  Recent Sales of Unregistered Securities.

         Unless otherwise noted, all share information set forth below, has been adjusted to reflect a one-for-three reverse stock split to be effected by the Company.

         Since February 8, 1995, the Registrant has issued or sold unregistered securities as set forth below.

         On April 9, 1995, Barington Capital Group, Inc. exercised warrants to purchase 127,500 shares of Common Stock issued to it by the Company in connection with its function as underwriter for the Company's initial public offering.

         On April 2, 1997, the Company closed an offshore placement (the "Placement") of $1,584,921 of its 6% Convertible Preferred Debentures due March 31, 2000 ("Debentures") to a single accredited investor. Beginning 45 days after such closing, the Debentures were convertible into Common Stock of the Company at a conversion ratio of one share for the lesser of (i) $2.80 or (ii) 70% (or 67.5% if converted more than 100 days after the closing of the offering) of the Market Price (as defined in the Debentures) of the Common Stock on the conversion date. The Debentures were converted over a period of nine months into an aggregate of 1,584,921 shares of Common Stock.

         Goodbody International, Inc. served as introducing agent in connection with the Placement and received in consideration of it services $255,000 and warrants to purchase 50,000 shares of Common Stock of the Company at any time prior to March 31, 2002, exercisable at $4.00 per share, subject to adjustment, based upon the bid price of the Common Stock for the five trading days ending on each anniversary of the date of issuance of the warrants. On December 1, 1998, the Company issued 9,087 shares of Common Stock to a representative of Goodbody International in consideration of the cashless exercise of 12,500 of the warrants described above.

         The Placement was a private transaction not involving a public offering and was exempt from the registration provisions of the Securities Act, pursuant to section 4(2) thereof, and pursuant to Regulation S promulgated under the Securities Act.

         The Debentures were converted on the following dates into the number of shares and at the per share price as set forth below:


                                             Number of Shares    Per Share Price
                                             ----------------    ---------------

June 10, 1997                                       13,289           $0.7525
June 23, 1997                                       19,705           $1.015
November 25, 1997                                   83,926           $0.36282
November 26, 1997                                   18,002           $0.44718
March 11, 1998                                 1,450,000(1)          $3.555
-------------------------

(1) Such shares of Common Stock were issued in connection with the negotiated retirement of the Debentures in March 1998 pursuant to which the remaining $1,631,500 in principal amount of Debentures were converted into an aggregate of 1,450,000 shares of Common Stock at the negotiated conversion price of $3.555 per share. In connection with such conversion the Registrant received the representation of D.L. Cromwell Investments, Inc. ("Cromwell") acting as agent for the beneficial holders for whose benefit the shares were issued that such beneficial owners included fifteen or fewer "accredited investors" (as defined in Rule 501(a) of Regulation D under Securities Act of 1933, as amended (the "Securities Act")) or "qualified institutional buyers (as such term is defined in Rule 144A under the Securities Act), who were not "US Persons" (as such term is defined under Rule 902 of Regulation S under the Securities Act), and that any nominee to whom shares of Common Stock were issued for the account of such beneficial holders was not a US Person, and a certificate from the nominee on behalf of the beneficial owners for whose account the shares were issued, representing and warranting, in addition to the above and certain other representations, that such beneficial holders were acquiring the shares not with a view to or for sale in connection with any distribution of the shares or with any present intention of distributing the shares or selling the shares in any manner not in compliance with applicable securities laws.

         On or about August 10, 1998, the Company sold Units to accredited investors including warrants to purchase 10,000 shares of the Company's Common Stock, and $200,000 of the Company's 12% promissory notes in a private placement through Cromwell. Cromwell was paid a total commission of $16,000. The Units were sold to accredited investors without registration under the Securities Act or the securities laws of any state in reliance on the exemptions contained in section 4(2) of the Securities Act and in Rule 506 of Regulation D promulgated under the Securities Act. As of the date hereof, warrants issued in connection with this private placement have not been exercised. In December 1998, the Company repurchased the notes placed in this private offering.

         On December 22, 1998, in full payment of debt and interest related to services previously rendered in connection to various private placements, the Company issued to Willora Company Limited ("Willora") an aggregate of 118,280 shares of Common Stock. These securities were issued in reliance on Section 4(2) of the Securities Act.

         On March 24, 1999, the Company issued 79,432 shares of Common Stock to Kramer Levin Naftalis & Frankel LLP in partial payment of past due legal fees. These securities were issued in reliance on Section 4(2) of the Securities Act.

         On May 26, 1999, the Company issued share certificates for 550,000 shares of Common Stock to the Investors in the Private Placement, which shares are being offered by the Selling Securityholders pursuant to the prospectus which is a part of this Registration Statement.

         The Company has granted an aggregate of 670,000 options, each to purchase one share of our common stock, to key employees, officers, directors and consultants under our 1994 Stock Incentive Plan. Of these options, options to purchase 213,250 shares are exercisable within 60 days of the date hereof.

         The Company issued 2,200,000 Warrants being registered under this prospectus in connection with a private placement. Each Warrant is exercisable for the purchase of one share of Common Stock for a period of three years ending January 31, 2002. The Company also issued to Cromwell warrants to purchase 110,000 Units in connection with the private placement. Each Unit contains one share of Common Stock (subject to the one-for-three reverse stock split) and two Warrants (not subject to the reverse stock split). None of the Warrants or the number of shares underlying the Warrants will be affected by the reverse stock split.

Item 27.  Exhibits.


   Exhibit
     No.                              Description
     ---                              -----------

3(a)    Form of Amended Restated Certificate of Incorporation.*
(b)     By-laws.*
5       Opinion of Kramer Levin Naftalis & Frankel LLP.
10(a) Amended and Restated 1994 Stock Incentive Plan, dated as of February 11, 1998 (amended June 11, 1998).**
(b) Loan and Security Agreement, dated December __, 1997, between the Company and National Credit Commercial Funding, Inc., a NationsBank Company.***
(c)     First  Amendment  to Loan and  Security  Agreement  dated  December  __,
        1997.**
(d) Consent and Second Amendment to Loan and Security Agreement dated April 22, 1999.**
(e) Amended and Restated Employment Agreement, dated January 1, 1998, between the Company and S. Peter Lebowitz***
(f)     Warrant to Purchase Common Stock, dated as of April 2, 1997.****
(g) Promissory Note by the Company to S. Peter Lebowitz, dated December 23, 1998, for $200,000.**
(h) Promissory Note by the Company to S. Peter Lebowitz, dated December 23, 1998, for $250,000.**
(i) Form of Warrant to Purchase Common Stock, dated May __, 1998, relating to Bridge Financing.*****
(j) Form of Subscription Agreement with respect to the 1999 private placement offering through D.L. Cromwell Investments, Inc.******
(k) Form of Warrant to Purchase Common Stock with respect to the 1999 private placement offering through Cromwell.******
(l) Form of Placement Agent's Agreement with respect to the 1999 private placement offering through Cromwell.******
(m) Asset Purchase Agreement, dated February 26, 1999, by and between Walls Industries, Inc., Cleburne, Texas and the Company.******
(n) Agreement Not to Compete, dated February 26, 1999, by and between Walls Industries, Inc., Cleburne, Texas and the Company.******
(o) Agreement Not to Compete, dated February 26, 1999, by and between Walls Industries, Inc., Cleburne, Texas and S. Peter Lebowitz.******
23      Consent of Daszkal, Bolton & Manela, CPAs**

--------------------------

    * Previously filed with, and incorporated herein by reference to, the Registrant's Registration Statement on Form SB-2 (no. 33-85302), as amended, declared effective on February 8, 1995.

   **   Filed herewith.

  *** Previously filed with, and incorporated herein by reference to, the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997, filed on April 15, 1998.

 **** Previously filed with, and incorporated herein by reference to, the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996, filed on April 15, 1997.

***** Previously filed with, and incorporated herein by reference to, the Registrant's Quarterly Report on Form 10-QSB for the three months ended September 30, 1998, filed on November 13, 1998.

****** Previously filed with, and incorporated herein by reference to, the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998, filed on March 29, 1999.

        (b)      Reports on Form 8-K.

                                      None.

Item 28.  Undertakings.

             (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the latter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

             (b) The undersigned Registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) The undersigned registrant hereby further undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement;

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

             In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 22, 1999.

                                      Big Smith Brands, Inc.

                                      By:  /s/ S. Peter Lebowitz
                                           ------------------------
                                      S. Peter Lebowitz
                                       (President and Chief Executive Officer)

             In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


SIGNATURE
TITLE
DATE

/s/ S. Peter Lebowitz        President and Chief Executive      October 22, 1999
-------------------------    Officer and Director (Principal
S. Peter Lebowitz            Executive Officer)



/s/ Susan A. Leonhardt       Director of Accounting and         October 22, 1999
-------------------------    Administration (Principal
Susan A. Leonhardt           Accounting  Officer)


/s/ Glen Freeman             Director                           October 22, 1999
-------------------------
Glen Freeman

/s/ Theodore L. Listerman    Director                           October 22, 1999
-------------------------
Theodore L. Listerman

/s/ Julian H. Shaps          Director                           October 22, 1999
-------------------------
Julian H. Shaps

/s/ Jack Schultz             Director                           October 22, 1999
-------------------------
Jack Schultz

                                EXHIBIT INDEX

Exhibit No.                   Description                               Page No.
-----------                   -----------                               --------



3(a)    Form of Amended Restated Certificate of Incorporation.*
(b)     By-laws.*
5       Opinion of Kramer Levin Naftalis & Frankel LLP.
10(a) Amended and Restated 1994 Stock Incentive Plan, dated as of February 11, 1998 (amended June 11, 1998).**
(b) Loan and Security Agreement, dated December __, 1997, between the Company and National Credit Commercial Funding, Inc., a NationsBank Company.***
(c)     First  Amendment  to Loan and  Security  Agreement  dated  December  __,
        1997.**
(d) Consent and Second Amendment to Loan and Security Agreement dated April 22, 1999.**
(e) Amended and Restated Employment Agreement, dated January 1, 1998, between the Company and S. Peter Lebowitz***
(f)     Warrant to Purchase Common Stock, dated as of April 2, 1997.****
(g) Promissory Note by the Company to S. Peter Lebowitz, dated December 23, 1998, for $200,000.**
(h) Promissory Note by the Company to S. Peter Lebowitz, dated December 23, 1998, for $250,000.**
(i) Form of Warrant to Purchase Common Stock, dated May __, 1998, relating to Bridge Financing.*****
(j) Form of Subscription Agreement with respect to the 1999 private placement offering through D.L. Cromwell Investments, Inc.******
(k) Form of Warrant to Purchase Common Stock with respect to the 1999 private placement offering through Cromwell.******
(l) Form of Placement Agent's Agreement with respect to the 1999 private placement offering through Cromwell.******
(m) Asset Purchase Agreement, dated February 26, 1999, by and between Walls Industries, Inc., Cleburne, Texas and the Company.******
(n) Agreement Not to Compete, dated February 26, 1999, by and between Walls Industries, Inc., Cleburne, Texas and the Company.******
(o) Agreement Not to Compete, dated February 26, 1999, by and between Walls Industries, Inc., Cleburne, Texas and S. Peter Lebowitz.******
23      Consent of Daszkal, Bolton & Manela, CPAs**

--------------------------

    * Previously filed with, and incorporated herein by reference to, the Registrant's Registration Statement on Form SB-2 (no. 33-85302), as amended, declared effective on February 8, 1995.

   **   Filed herewith.

  *** Previously filed with, and incorporated herein by reference to, the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997, filed on April 15, 1998.

 **** Previously filed with, and incorporated herein by reference to, the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996, filed on April 15, 1997.

***** Previously filed with, and incorporated herein by reference to, the Registrant's Quarterly Report on Form 10-QSB for the three months ended September 30, 1998, filed on November 13, 1998.

****** Previously filed with, and incorporated herein by reference to, the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998, filed on March 29, 1999.

        (b)      Reports on Form 8-K.

                                      None.